Exhibit 99.1

Emera Incorporated

Annual Information Form

For the year ended December 31, 2024

February 21, 2025

ANNUAL INFORMATION FORM

For the year ended December 31, 2024

Dated: February 21, 2025

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4

CORPORATE STRUCTURE	5
Name and Incorporation	5
Intercorporate Relationships	6

INTRODUCTION	6

DESCRIPTION OF THE BUSINESS	7
Business Segments	7
Florida Electric Utility	7
Canadian Electric Utilities	10
Gas Utilities and Infrastructure	13
Other Electric Utilities	16
Other	17

GENERAL DEVELOPMENT OF THE BUSINESS	18
Florida Electric Utility	18
Canadian Electric Utilities	20
Gas Utilities and Infrastructure	24
Other Electric Utilities	25
Other	27
Financing Activity	28

RISK FACTORS	29

CAPITAL STRUCTURE	29
Common Shares	29
Emera First Preferred Shares	30
Emera Second Preferred Shares	30
Share Ownership Restrictions	30

CREDIT RATINGS	31

DIVIDENDS	32

MARKET FOR SECURITIES	33
Trading Price and Volume	33
ATM Program	33

DIRECTORS AND OFFICERS	33
Directors	33
Officers	36

AUDIT COMMITTEE	37
Audit and Non-Audit Services Pre-Approval Process	39
Auditors’ Fees	39

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CERTAIN PROCEEDINGS	39

CONFLICTS OF INTEREST	40

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	40

NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40

MATERIAL CONTRACTS	40

TRANSFER AGENT AND REGISTRAR	40

EXPERTS	41

ADDITIONAL INFORMATION	41

APPENDIX “A” – DEFINITIONS OF CERTAIN TERMS	42

APPENDIX “B” – SUMMARY OF TERMS AND CONDITIONS OF AUTHORIZED SERIES OF FIRST PREFERRED SHARES	46

APPENDIX “C” – MONTHLY TRADING VOLUME AND HIGH AND LOW PRICE FOR EMERA’S SECURITIES IN 2024	49

APPENDIX “D” – EMERA INCORPORATED AUDIT COMMITTEE CHARTER	50

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PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this AIF is given at or for the year ended December 31, 2024. All financial information is expressed CAD, rounded to the nearest million, and is presented in accordance with USGAAP, unless otherwise stated. Emera uses adjusted net income as a financial performance measure, which is not a defined financial measure under USGAAP and does not have standardized meanings prescribed by USGAAP. For further information on the non-GAAP financial measure, adjusted net income, including a full description of the measure and a reconciliation to the nearest USGAAP measure, please refer to the Company’s MD&A section entitled “Non-GAAP Financial Measures and Ratios”, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Certain capitalized terms used herein, and not otherwise defined herein, are defined under “Definitions of Certain Terms”, attached to this AIF as Appendix “A”. References to “including”, “include”, or “includes” means “including (or includes) but is not limited to” and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it.

This AIF provides material information about the business and operations of Emera. The “Enterprise Risk and Risk Management” section of the Company’s MD&A is incorporated herein by reference and can be found under Emera’s profile on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This AIF, including the documents incorporated herein by reference, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecast”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “targets”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. References to “Emera” in this section include references to the subsidiaries of Emera.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes statements which reflect the current view of Emera’s management with respect to Emera’s objectives, plans, financial and operating performance, the expected timing and outcome of the pending sale of NMGC, business prospects and opportunities. The forward-looking information reflects management’s current beliefs and is based on information currently available to Emera’s management and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the time(s) at which, such events, performance or results will be achieved. All such forward-looking information in this AIF is provided pursuant to safe harbour provisions contained in applicable securities laws.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: Emera’s revenue, earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual net income and dividend growth; expansion of Emera’s business; the expected compliance by Emera with the regulation of its operations; the expected timing of regulatory decisions; forecasted capital investments; the nature, timing and costs associated with certain capital projects; the expected impact on Emera of challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that Emera will continue to have reasonable access to capital in the near to medium term; expected debt maturities, repayments and renewals; expectations about increases in interest expense and/or fees associated with debt securities and credit facilities; no material adverse credit rating actions expected in the near term; the successful development of relationships with various stakeholders, the impact of currency fluctuations; expected changes in electricity rates; and the impacts of planned investment by the industry of gas transportation infrastructure within the United States.

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The forecasts and projections that make up the forward-looking information are based on reasonable assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather or global climate change, other acts of nature or other major events; seasonal weather patterns remaining stable; no significant cyber or physical attacks or disruptions to Emera’s systems; the continued ability to maintain transmission and distribution systems to ensure their continued performance; continued investment in solar, wind and hydro generation; continued natural gas activity; no severe and/or prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; expectations regarding the nature, timing and costs of capital investments of Emera and its subsidiaries; expectations regarding rate base growth; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws and regulations that may materially affect Emera’s operations and cash flows; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute Emera’s capital investment plan.

Forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors that could cause results or events to differ from current expectations include, but are not limited to: regulatory and political risk; change in law risk; operating and maintenance risks; changes in economic conditions; commodity price and availability risk; liquidity and capital markets risk; changes in credit ratings; future dividend growth, rate base growth, and adjusted earnings per common share (“EPS”) growth; timing and costs associated with certain capital investments; expected impacts on Emera of challenges in the global economy; estimated energy consumption rates; maintenance of adequate insurance coverage; changes in customer energy usage patterns; developments in technology that could reduce demand for electricity; climate change risk; weather risk, including higher frequency and severity of weather events; risk of wildfires; unanticipated maintenance and other expenditures; system operating and maintenance risk; derivative financial instruments and hedging; interest rate risk; inflation risk; counterparty risk; disruption of fuel supply; country risks; supply chain risk; environmental risks; foreign exchange (“FX”); regulatory and government decisions, including changes to environmental legislation, financial reporting and tax legislation; risks associated with pension plan performance and funding requirements; loss of service area; risk of failure of information technology infrastructure and cybersecurity risks; uncertainties associated with infectious diseases, pandemics and similar public health threats; market energy sales prices; labour relations; and availability of labour and management resources.

Readers are cautioned not to place undue reliance on forward-looking information as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking information. All forward-looking information in this AIF and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

Name and Incorporation

Emera was incorporated on July 23, 1998 pursuant to the Companies Act (Nova Scotia). The Reorganization Act and the Privatization Act require the Company’s Articles of Association (the “Articles”) to contain provisions specifying that the head office and the principal executive offices of the Company are to be situated in the Province of Nova Scotia. The current address of the Company’s registered office, head office and principal executive offices is Emera Place, 5151 Terminal Road, Halifax, Nova Scotia, Canada, B3J 1A1.

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Intercorporate Relationships

The following table sets forth the relationships among the Company and its principal subsidiaries, the percentage of votes attaching to all voting securities of its respective subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Company, as well as their respective jurisdictions of incorporation, continuance, formation or organization. This table excludes certain subsidiaries, the assets and revenues of which did not individually exceed 10 per cent, or in the aggregate exceed 20 per cent, of the total consolidated assets or total consolidated revenues of the Company as at December 31, 2024.

Subsidiaries	Percentage Ownership (%)	Jurisdiction
Tampa Electric Company	100	Florida
Nova Scotia Power	100	Nova Scotia
Peoples Gas System	100	Florida

INTRODUCTION

Emera (TSX: EMA) is a North American provider of energy services owning and operating a portfolio of cost-of-service, rate-regulated electric and gas utilities. Its largest operations are in Florida, with additional operations in Atlantic Canada, New Mexico and the Caribbean. Emera is headquartered in Halifax, Nova Scotia.

Emera’s business strategy is centered on continued investment in its regulated utilities, combined with a focus on operational excellence and efficiency, to safely and reliably deliver energy to its 2.6 million customers. Effective execution of these priorities supports predictable and growing earnings, cash flow and dividends for shareholders.

Earnings opportunities in regulated utilities are a function of the magnitude of net investment in the utility (known as “rate base”), the amount of equity in the capital structure and the targeted ROE, all as established and approved through regulation. Earnings are also affected by sales volumes and operating expenses. In 2024, Emera’s regulated cost-of-service utilities in Florida accounted for 65 per cent of average consolidated rate base, with Atlantic Canada comprising 27 per cent, the Caribbean and New Mexico at 4 per cent each.

Emera’s capital investment plan is forecasted to be approximately $20 billion from 2025 through 2029 and is focused on delivering value for customers through prudent investments in reliability and system resiliency, infrastructure modernization, expansion to address customer growth, integration of renewables, and technological innovations to deliver better customer experiences. It is anticipated that approximately 80 per cent of this capital investment plan will be made in Emera’s Florida utilities, necessitated by customer growth and system requirements at both TEC and PGS.

Emera’s capital investment plan will be funded primarily through internally generated cash flows, debt raised at the operating company level consistent with regulated capital structures, equity issuances, and the anticipated sale of NMGC. Generally, Emera’s equity requirements are expected to be funded through the issuance of preferred equity, and the issuance of common equity through Emera’s DRIP and its ATM Program. Maintaining investment-grade credit ratings is a core strategic priority of the Company.

Emera has increased dividends per common share paid for 18 consecutive years and has provided forward annual dividend growth guidance of one to two per cent. Emera’s anticipates adjusted EPS average growth of five to seven per cent through 2027 which will support reduction in the ratio of dividend payout to adjusted net income. For further information on the non-GAAP ratios “Adjusted EPS” and “Dividend Payout Ratio of Adjusted Net Income”, refer to the “Non-GAAP Financial Measures and Ratios” section of the MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

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DESCRIPTION OF THE BUSINESS

Business Segments

Emera’s reportable segments are:

•	Florida Electric Utility, which consists of TEC;

•	Canadian Electric Utilities, which includes NSPI and an equity interest in NSPML (100 per cent);

•	Gas Utilities and Infrastructure, which includes PGS, NMGC, Emera Brunswick Pipeline Company, SeaCoast and an equity interest in M&NP (12.9 per cent);

•	Other Electric Utilities, which includes ECI, a holding company with regulated electric utilities which include BLPC, GBPC and an equity interest in Lucelec (19.5 per cent); and

•	Other, which includes Emera Energy, corporate holding, financing companies and certain other investments.

Emera and its subsidiaries had 7,605 employees as at December 31, 2024, approximately 30 per cent of whom are unionized.

Operations by Segment

Florida Electric Utility

The Florida Electric Utility segment consists of TEC, a vertically integrated regulated electric utility engaged in the generation, transmission and distribution of electricity, serving customers in West Central Florida. TEC has $13 billion USD of assets, approximately 855,000 customers and 2,587 employees as at December 31, 2024.

TEC is regulated by the FPSC and is also subject to regulation by the FERC. The FPSC sets rates at a level that allows utilities such as TEC to collect total revenues or revenue requirements equal to their cost of providing service, plus an appropriate return on invested capital. Base rates are determined in FPSC rate setting hearings which occur at the initiative of TEC, the FPSC or other interested parties.

Beginning in 2025, TEC’s approved regulated ROE range is 9.50 per cent to 11.50 per cent (2024 - 9.25 per cent to 11.25 per cent), based on an allowed equity capital structure of 54 per cent (2024 – 54 per cent). An ROE of 10.50 per cent (2024 - 10.20 per cent) is used for the calculation of the return on investments for clauses.

For further details on TEC’s regulatory environment, base rates and recovery mechanisms, refer to Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Market and Sales

TEC Revenue and Sales Volumes by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2024	2023	2024	2023
Residential	59.7	64.9	48.8	49.0
Commercial	27.1	30.4	30.8	30.7
Industrial	6.4	7.7	9.6	9.9
Other (1)	6.8	(3.0)	10.8	10.4
Total	100.0	100.0	100.0	100.0

(1)	Other includes regulatory deferrals related to clauses, sales to public authorities, and off-system sales to other utilities.

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Energy Sources and Generation

As at December 31, 2024, TEC owns 6,620 MW of generating capacity, of which 73 per cent is natural gas fired, 20 per cent is solar and 7 per cent is coal. TEC also owns 2,192 kilometres of transmission facilities and 20,693 kilometres of distribution facilities. TEC meets the planning criteria for reserve capacity established by the FPSC, which is a 20 per cent reserve margin over firm peak demand.

System Operations

TEC’s Energy Control Center co-ordinates and controls the electric generation, transmission and distribution facilities. The Energy Control Center is linked to the generating stations and other key facilities through the Supervisory Control and Data Acquisition system, a communication network used by system operators for remote monitoring and control of the power system assets.

Through interconnection agreements with neighboring electric utilities within the Florida Region, TEC’s system has access to other regional power systems and the rest of the interconnected North American electric bulk power system. The interconnection of power systems enhances the cost effectiveness, reserve capacity and reliability of participating power systems. As a member of the Florida Reserve Sharing Group, TEC has immediate access to reserve generating capacity from all other group members.

Contribution to Consolidated Net Income and Consolidated Adjusted Net Income

Florida Electric Utility’s contribution to consolidated net income was $468 million USD in 2024 (2023 – $466 million USD). Florida Electric Utility’s contribution to consolidated adjusted net income was $470 million in 2024 (2023 - $466 million). For a reconciliation of Florida Electric Utility’s adjusted net income to consolidated net income, refer to the “Non-GAAP Financial Measures and Ratios” and “Financial Highlights – Florida Electric Utility” sections of Emera’s MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Seasonal Nature

Electric sales volumes are primarily driven by general economic conditions, population and weather. Residential and commercial electricity sales are seasonal. In Florida, Q3 is the strongest period for electricity sales, reflecting warmer weather and cooling demand.

Capital Investments

In 2024, capital investments, including AFUDC, in the Florida Electric Utility segment were $1.4 billion USD (2023 – $1.3 billion USD). In 2025, capital investment is expected to be approximately $1.7 billion USD, including AFUDC. Capital projects include solar investments, grid modernization, storm hardening investments, building resilience and energy storage.

Environmental Considerations

TEC has significant environmental considerations. TEC operates stationary sources with air emissions regulated by the Clean Air Act. Its operations are also impacted by provisions in the Clean Water Act and federal and state legislative initiatives on environmental matters.

Carbon Reductions and GHG

TEC has historically supported voluntary efforts to reduce carbon emissions and has taken significant steps to reduce overall emissions at TEC’s facilities. Since 2000, TEC has reduced its system-wide emissions of CO2 by more than 50 per cent, bringing emissions to below 1990 levels, where they continue to remain. Since 2005, TEC has continued to optimize its existing coal units to operate on natural gas, during which time the number of retail customers and retail energy sales have risen. TEC has also substantially reduced CO2 emissions by significantly expanding the use of solar power, repowering Big Bend Unit 1 steam turbine,

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and retiring Big Bend Unit 2 and Unit 3. The Big Bend Unit 1 modernization project is capable of producing 1,090 megawatts of power and will continue to lead to lower system-wide emissions.

On April 24, 2024, the EPA issued its final power plant rules for electric generating units, including (i) new GHG standards; and (ii) Mercury and Air Toxics Standards (“MATS”). The new MATS will not have a material impact on TEC. The new GHG standard applies only to existing coal-fired and new natural gas electric generating units and will therefore have limited impact on TEC generating units. Big Bend Unit 4 is the only unit affected. As written, the rule would require Big Bend Unit 4 to retire in 2039 without major enhancements to the unit, instead of the current planned retirement date of 2040.

CCR Recycling and Regulation

TEC produces ash and other by-products, collectively known as coal combustion residuals (“CCRs”) at Big Bend Power Station. Greater than 90 per cent of all CCRs produced at this facility are marketed to customers for beneficial use in commercial and industrial products. The EPA’s final CCR rule became effective on October 19, 2015 and regulates CCRs as non-hazardous solid waste. In 2016 and 2017, the FPSC approved Environmental Cost Recovery for capital and O&M expenses associated with various projects proposed as part of TEC’s CCR compliance program. Subsequently, a closure by removal and liner retrofit project for the West Slag Dewatering Pond was completed in 2020 and closure by removal of all CCRs from the Economizer Ash and Pyrite Ponds was completed in October 2021. The final project required for compliance with the CCR Rule at Big Bend is the North Gypsum Stackout Area Drainage Improvements Project, which is scheduled for completion in 2025. FDEP has revised the existing state solid waste regulation to incorporate Florida CCR permit requirements for regulated units and these new requirements will operate in lieu of the Federal permitting program. However, TEC is largely exempt from the state permitting requirements because it completed its mandatory closure projects prior to the state rule’s passage. On May 18, 2023, the EPA proposed new rules requiring identification and regulation of Legacy CCR Management Units. TEC is a member of the Utility Solid Waste Activities Group, who filed comments on behalf of its members in July 2023 contesting many of the proposed rule’s provisions.

The new CCR rule finalized in April 2024 covers any landfill or impoundment in existence at an inactive power facility but not receiving CCRs as of 2015, any CCR placed into the environment for beneficial uses, or CCR units (landfills and impoundments) previously closed under state programs. TEC is currently evaluating the impact of the new CCR rule at Unit 4 of the Big Bend Power Station and will likely require site evaluations beginning in 2025 to determine the presence or absence of CCR management units. If found, additional evaluations would be required in 2026 and based on those findings, modifications to the site groundwater monitoring could be required beginning in 2027 to determine the need for additional corrective action.

TEC expects that the costs to comply with the new environmental regulations would be eligible for recovery. If approved as prudent, the costs would be reflected in customers’ bills, recovered through either the environmental cost recovery clause or base rates.

Water Supply and Quality

The EPA’s final rule under 316(b) of the Clean Water Act (effective October 2014) addresses perceived impacts to aquatic life by cooling water intakes and is applicable to TEC’s Bayside and Big Bend Power Stations. Polk Power Station is not covered by this rule since it does not operate an intake on “waters of the United States”. TEC has two ongoing projects (one for Bayside and one for Big Bend) that require compliance with the rule. Compliance includes the completion of the biological, technical, and financial study elements required by the rule. These study elements have been completed and submitted for Bayside and were used by the Florida Department of Environmental Protection (“FDEP”) to determine the necessity of cooling water system retrofits. FDEP agreed with TEC’s proposed plan for Bayside and TEC began a multi-year construction project to install new fish-friendly modified traveling screens and a fish return in 2022. TEC is negotiating an alternative schedule for Big Bend (as allowed by the rule) but completed a portion of the compliance requirements with the Big Bend modernization project with the installation of fish-friendly modified traveling screens and a fish return on modernized Unit 1. The remainder of the compliance

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requirements are to be determined and completed at a later date. The full impact of the new regulations on TEC will depend on the study elements performed as part of the rules’ implementation, and the actual requirements established by FDEP.

The final EPA rule for existing steam electric effluent limit guidelines (“ELGs”) became effective January 4, 2016 and establishes limits for certain wastewater discharges. The new ELGs will not have a material impact on TEC. Big Bend completed construction of a deep injection well system in December 2023 for disposal of various types of wastewater. This change will be made to the final National Pollutant Discharge Elimination System (“NPDES”) permit, anticipated in 2025. Since Polk Power Station also uses a deep injection well rather than discharging it to surface water, the effluent limitations will no longer apply to either power station. The referenced wastewater at each power station will be regulated under the Underground Injection Control program rather than the NPDES program.

EPA Waters of the US

In 2023, the EPA and Department of the Army issued a final rule amending the definition of “waters of the United States”. The final rule is expected to have environmental permitting implications for new Tampa Electric solar sites and permitting renewals for existing facilities requiring approved jurisdictional determinations.

Ozone

On December 31, 2020, the EPA published a final rule to retain the national ambient air quality standards (NAAQS) for photochemical oxidants including ozone, originally adopted in 2012. Under the Clean Air Act, the EPA is required to review the NAAQS every five years and, if appropriate, revise it. The EPA has announced that the NAAQS is currently under review, which could result in revisions to the standard affecting compliance in TEC’s service territory. The impact of this potential new standard on the operations of TEC will depend on the standard that is ultimately adopted and on the outcome of any related litigation or other developments.

Superfund and Former Manufactured Gas Plant Sites

Previously, TEC had been a potentially responsible party (“PRP”) for certain superfund sites through its Tampa Electric and former PGS divisions, as well as for certain former manufactured gas plant sites through its PGS division. As a result of the separation of the PGS division into a separate legal entity, PGS is also now a PRP for those sites (in addition to third party PRPs for certain sites). For further details, refer to Note 28, Commitments and Contingencies – Legal Proceedings - Superfund and Former Manufactured Gas Plant Sites, in the Audited Financial Statements, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Canadian Electric Utilities

The Canadian Electric Utilities segment includes NSPI and NSPML. NSPI is a vertically integrated regulated electric utility engaged in the generation, transmission and distribution of electricity and the primary electricity supplier to customers in Nova Scotia. NSPML is a 100 per cent equity interest in the Maritime Link Project (“Maritime Link”), a transmission project between the island of Newfoundland and Nova Scotia.

On June 4, 2024, Emera completed the sale of its LIL equity interest. For further information, refer to the “Significant Items Affecting Earnings” and “Other Developments” sections of Emera’s MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

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NSPI

NSPI is the primary electricity supplier in Nova Scotia, providing electricity generation, transmission and distribution services to approximately 557,000 customers with $7.1 billion in assets and 2,344 employees, as at December 31, 2024.

NSPI is a public utility as defined in the Public Utilities Act and is subject to regulation under the Public Utilities Act by the UARB. The Public Utilities Act gives the UARB supervisory powers over NSPI’s operations and expenditures. Electricity rates for NSPI’s customers are subject to UARB approval. NSPI is not subject to a general annual rate review process, but rather participates in hearings held from time to time at NSPI’s or the UARB’s request.

NSPI has a FAM, approved by the UARB, allowing NSPI to recover fluctuating fuel and certain fuel-related costs from customers through regularly scheduled fuel rate adjustments. Differences between prudently incurred fuel costs and amounts recovered from customers through electricity rates in a year are deferred to a FAM regulatory asset or liability and recovered from or returned to customers in subsequent periods.

NSPI’s approved regulated ROE range is 8.75 per cent to 9.25 per cent, based on an actual five-quarter average regulated common equity component of up to 40 per cent of approved rate base.

For further details on NSPI’s regulatory environment and recovery mechanisms, refer to Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Market and Sales

NSPI Revenue and Electricity Sales Volumes by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2024	2023	2024	2023
Residential	55.0	55.7	48.2	47.8
Commercial	27.5	28.4	28.8	29.2
Industrial	15.2	13.4	21.0	20.7
Other	2.3	2.5	2.0	2.3
Total	100.0	100.0	100.0	100.0

Energy Sources and Generation

NSPI owns 2,422 MW of generating capacity, of which 44 per cent is coal and/or oil-fired, 28 per cent is natural gas and/or oil, 19 per cent is hydro, wind, or solar, 7 per cent is petroleum coke (“petcoke”) and 2 per cent is biomass-fueled generation. In addition, NSPI has contracts to purchase renewable energy from IPPs, and COMFIT participants, which own 533 MW of capacity. NSPI also has rights to 153 MW of Maritime Link capacity, representing NLH’s NS Block delivery obligations, as discussed below.

NLH is obligated to provide NSPI with approximately 900 GWh of energy annually over 35 years. In addition, for the first five years of the NS Block, NLH is obligated to provide approximately 240 GWh of additional energy from the Supplemental Energy Block transmitted through the Maritime Link. NSPI has the option of purchasing additional market-priced energy from NLH through the Energy Access Agreement. The Energy Access Agreement enables NSPI to access a market-priced bid from NLH for up to 1.8 Terawatt hours (“TWh”) of energy in any given year and, on average, 1.2 TWh of energy per year through August 31, 2041.

System Operations

NSPI’s Control Center Operations co-ordinates and controls the electric generation, transmission and distribution facilities with the goal of providing safe, reliable and efficient electricity supply while adhering to applicable environmental requirements and regulations. The Control Center is linked to the generating

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stations and other key facilities through the Supervisory Control and Data Acquisition system, a software application used by system operators for remote monitoring and control of the power system assets via the company’s telecommunication networks.

Through interconnection agreements with NB Power and with NLH, NSPI’s system has access to other regional power systems and the interconnected North American bulk electric system. The interconnection of power systems enhances the cost effectiveness, reserve capacity and reliability of participating power systems. The interconnection agreements also provide participating utilities with a source of reserve power, subject to availability, transmission line capacity and the requirements of the supplier.

NSPI is a member of the NPCC, a body whose primary role is promoting the reliability of the interconnected power systems throughout the Northeastern United States and Eastern Canada (Nova Scotia, New Brunswick, Quebec, Ontario) under the regulatory authority of NERC. NERC and NPCC reliability standards and criteria are approved for enforcement in Nova Scotia by the UARB. NSPI complies with NPCC criteria and NERC standards for the design, planning and operation of NSPI’s portion of the interconnected bulk electric system.

Transmission and Distribution

NSPI transmits and distributes electricity from its generating stations to its customers. NSPI’s transmission system consists of approximately 5,000 km of transmission facilities. The distribution system consists of approximately 28,000 km of distribution facilities, which includes distribution supply substations.

NSPML

Equity earnings from the Maritime Link are dependent on the approved ROE and operational performance of NSPML. NSPML’s approved regulated ROE range is 8.75 per cent to 9.25 per cent, based on an actual five-quarter average regulated common equity component of up to 30 per cent.

The Maritime Link assets entered service on January 15, 2018, enabling the transmission of energy between Newfoundland and Nova Scotia, improved reliability and ancillary benefits, supporting the efficiency and reliability of energy in both provinces. NLH’s NS Block delivery obligations commenced on August 15, 2021, and the NS Block will be delivered over the next 35 years pursuant to the project agreements.

Contribution to Consolidated Net Income

Canadian Electric Utilities’ contribution to consolidated net income was $232 million in 2024 (2023 – $247 million).

Seasonal Nature

Electric sales volumes are primarily driven by weather, number of customers, general economic conditions, and demand side management activities. Residential and commercial electricity sales are seasonal in Nova Scotia, with Q1 historically generating the highest sales, reflecting colder weather and fewer daylight hours in the winter season.

Capital Investment

NSPI

NSPI’s capital investments in 2024 were $487 million (2023 – $451 million), including AFUDC. In 2025, NSPI expects to invest $480 million, including AFUDC, primarily in capital projects to support power system reliability and reliable service for customers.

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NSPML

NSPML does not anticipate any significant capital investment in 2025.

Environmental Considerations

NSPI is subject to environmental laws and regulations set by both the Government of Canada and the Province. NSPI continues to work with both levels of government to comply with these laws and regulations, to maximize efficiency of emission control measures and minimize customer cost. NSPI anticipates that costs prudently incurred to achieve legislated reductions will be recoverable under NSPI’s regulatory framework. NSPI faces risks associated with achieving climate-related and environmental legislative requirements, including the risk of non-compliance, which could adversely affect NSPI’s operations and financial performance. For further discussion on these risks and environmental legislation and regulations, refer to the “Enterprise Risk and Risk Management” section of the MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Other Environmental Legislation and Regulations

There have been several recent environmental developments at both the federal and provincial levels, as described below in the “General Development of the Business – Canadian Electric Utilities - NSPI” section. For additional information on environmental regulations affecting NSPI, see also NSPI’s 2024 Annual Information Form, a copy of which is available electronically under NSPI’s profile on SEDAR+ at www.sedarplus.ca.

Gas Utilities and Infrastructure

The Gas Utilities and Infrastructure segment includes PGS, NMGC, SeaCoast, Brunswick Pipeline and Emera’s equity investment in M&NP. PGS is a regulated gas distribution utility engaged in the purchase, distribution and sale of natural gas serving customers in Florida. NMGC is an intrastate regulated gas distribution utility engaged in the purchase, transmission, distribution and sale of natural gas serving customers in New Mexico. SeaCoast is a regulated intrastate natural gas transmission company offering services in Florida. Brunswick Pipeline is a regulated 145-kilometre pipeline delivering re-gasified liquefied natural gas from Saint John, New Brunswick, to markets in the Northeastern United States.

PGS and NMGC purchase gas from various suppliers depending on the needs of their customers. In Florida, gas is delivered to the PGS distribution system through interstate pipelines on which PGS has firm transportation capacity for delivery by PGS to its customers. NMGC’s natural gas is transported on major interstate pipelines and NMGC’s intrastate transmission and distribution system for delivery to customers.

Market and sales

PGS, NMGC and SeaCoast Revenue and Sales Volumes by Customer Class
	Gas Revenues (%)		Therms Gas Sales Volumes (%)
For the year ended December 31	2024	2023	2024	2023
Residential	46.7	50.3	13.1	13.2
Commercial	32.5	29.5	26.3	26.8
Industrial	6.2	6.5	51.7	51.5
Other	14.6	13.7	8.9	8.5
Total	100.0	100.0	100.0	100.0

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PGS

As at December 31, 2024, PGS serves approximately 508,000 customers with $3.1 billion USD in assets and 814 employees. The PGS system includes approximately 25,240 kilometres of natural gas mains and 14,530 kilometres of service lines. Natural gas throughput (the amount of gas delivered to its customers, including transportation-only service) was 2 billion therms in 2024.

PGS is regulated by the FPSC. Rates are set at a level that allows the utilities to collect total revenues or revenue requirements equal to their cost to provide service, plus an appropriate return on invested capital.

The approved ROE range for PGS is 9.15 per cent to 11.15 per cent, based on an allowed equity capital structure of 54.7 per cent. An ROE of 10.15 per cent is used for the calculation of return on investments recovered through cost recovery clauses.

For further details on PGS’ regulatory environment and recovery mechanisms, refer to Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

NMGC

As at December 31, 2024, NMGC serves approximately 550,000 customers with $1.5 billion USD in assets and 750 employees. NMGC’s system includes 2,405 km of transmission lines and 17,810 km of distribution lines. Annual natural gas throughput was 1 billion therms in 2024.

NMGC is subject to regulation by the NMPRC. Rates are set at a level that allows NMGC to collect total revenues equal to its cost of providing service, plus an appropriate return on invested capital.

NMGC’s approved ROE is 9.375 per cent on an allowed equity capital structure of 52 per cent.

For further details on NMGC’s regulatory environment and recovery mechanisms, refer to Note 7, Regulatory Matters, in the Audited Financial Statements, which are hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

On August 5, 2024, Emera announced an agreement to sell NMGC. The transaction is expected to close in late 2025, subject to certain approvals, including approval by the NMPRC. For more information on the pending transaction, refer to the “General Development of the Business – Gas Utilities and Infrastructure” section below and the “Other Developments” section of Emera’s MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

EBPC

EBPC owns Brunswick Pipeline, a regulated 145-km pipeline delivering re-gasified liquefied natural gas from the Saint John LNG import terminal near Saint John, New Brunswick to markets in the Northeastern United States. The pipeline travels through southwest New Brunswick and connects with M&NP at the Canada/U.S. border near Baileyville, Maine.

Since its commissioning in July 2009, the pipeline has been used solely to transport natural gas for RENAC under a 25-year firm service agreement, which expires in 2034. Brunswick Pipeline is regulated by the CER, which has classified it as a Group II pipeline. As a regulated Group II pipeline, the tolls of Brunswick Pipeline are regulated by the CER on a complaint basis, as opposed to a regulatory approval process. In the absence of a complaint, the CER does not normally undertake a detailed examination of Brunswick Pipeline’s tolls, which are subject to a firm service agreement with RENAC, as noted above. The firm service agreement provides for a predetermined toll increase in the fifth and fifteenth year of the contract.

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Economic Dependence

Brunswick Pipeline has a 25-year firm service agreement with RENAC, which expires in 2034. The risk of non-payment is mitigated as Repsol, the parent company of RENAC, has provided EBPC with a guarantee for all RENAC’s payment obligations under the firm service agreement.

M&NP

Emera owns a 12.9 per cent interest in M&NP, which is a 1,400 km pipeline that transports natural gas throughout markets in Atlantic Canada and the Northeastern United States.

Contribution to Consolidated Net Income and Consolidated Adjusted Net Income

Gas Utilities and Infrastructure’s contribution to consolidated net income was $188 million USD in 2024 (2023 – $158 million USD). Gas Utilities and Infrastructure’s contribution to consolidated adjusted net income was $194 million USD in 2024 (2023 – $158 million USD). For a reconciliation of Gas Utilities and Infrastructure’s adjusted net income to consolidated net income, refer to the “Non-GAAP Financial Measures and Ratios” and “Financial Highlights – Gas Utilities and Infrastructure” sections of Emera’s MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Seasonal Nature

Gas sales volumes are primarily driven by general economic conditions, population and weather. Residential and commercial gas sales are seasonal. In Florida and New Mexico, Q1 is the strongest period for gas sales due to colder weather and heating demand.

Capital Investment

Capital investments, including AFUDC, in PGS in 2024 were $323 million USD (2023 – $495 million USD in the Gas Utilities and Infrastructure segment). In 2025, capital investment at PGS is expected to be approximately $360 million USD, including AFUDC. PGS will make investments to maintain the reliability of its system and support customer growth.

Environmental Considerations

PGS’s operations are subject to federal, state and local statutes, rules and regulations relating to the discharge of materials into the environment and the protection of the environment that generally require monitoring, permitting and ongoing expenditures. Previously, TEC had been a potentially responsible party (“PRP”) for certain superfund sites through its Tampa Electric and former PGS divisions, as well as for certain former manufactured gas plant sites through its PGS division. As a result of the separation of the PGS division into a separate legal entity, Peoples Gas System, Inc. is also now a PRP for those sites (in addition to third party PRPs for certain sites). For further details, refer to Note 28, Commitments and Contingencies – Legal Proceedings – Superfund and Former Manufactured Gas Plant Sites, in the Audited Financial Statements, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Brunswick Pipeline is subject to both federal and provincial environmental regulations. Brunswick Pipeline has comprehensive integrity, safety and environmental programs in place, including an integrated management system to ensure compliance and continuous improvement of its integrity, safety and environmental programs. Brunswick Pipeline also conducts regularly scheduled physical inspections of the pipeline and its right-of-way.

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Other Electric Utilities

Other Electric Utilities includes ECI, a holding company with regulated electric utilities. ECI’s regulated utilities include vertically integrated regulated electric utilities of BLPC on the island of Barbados, GBPC on Grand Bahama Island and an equity investment in Lucelec on the island of St. Lucia.

Market and Sales

Other Electric Utilities operating revenues for 2024 were $413 million USD (2023 – $390 million USD) and electric sales volumes for 2024 were 1,307 GWh (2023 – 1,260 GWh).

BLPC

As at December 31, 2024, BLPC serves approximately 135,000 customers with $538 million USD of assets and a workforce of 432 employees. BLPC owns 243 MW of generating capacity, of which 96 per cent is oil-fired and 4 per cent is solar. BLPC’s transmission system consists of 188 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of 3,989 km of distribution lines which includes distribution supply substations.

BLPC currently operates pursuant to a single integrated license to generate, transmit and distribute electricity on the island of Barbados until 2028. In 2019, the Government of Barbados passed legislation requiring multiple licenses for the supply of electricity. In 2021, BLPC reached commercial agreement with the Government of Barbados for each of the license types, subject to the passage of implementing legislation. The timing of the final enactment is unknown at this time, but BLPC will work towards the implementation of the licenses once enacted.

BLPC is regulated by the FTC. Rates are set to recover prudently incurred costs of providing electricity service to customers plus an appropriate return on capital invested. BLPC’s approved regulated return on rate base is 10 per cent.

For further information and developments regarding BLPC, refer to the “General Development of the Business – Other Electric Utilities” section below.

GBPC

As at December 31, 2024, GBPC serves approximately 19,500 customers, with $340 million USD of assets and a workforce of 206 employees. GBPC owns 98 MW of oil-fired generation, approximately 90 kilometres of transmission facilities and 994 kilometers of distribution facilities.

GBPC has historically been regulated by the GBPA. Rates are set to recover prudently incurred costs of providing electricity service to customers plus an appropriate return on rate base. GBPC’s approved regulatory return on rate base is 8.52 per cent.

For further information and developments regarding GBPC, refer to the “General Development of the Business – Other Electric Utilities” section below.

For further details on GBPC’s regulatory environment and recovery mechanisms, refer to Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

System Operation

BLPC and GBPC have system control centres that co-ordinate and control their electric generation and transmission facilities with the goal of providing a reliable and secure electricity supply while maintaining

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economy of operations. The generation and transmission system control centres are linked to their generating stations and other key parts of their systems by the “Supervisory Control and Data Acquisition” systems, with fibre optic, voice and data communications networks.

Transmission and Distribution

BLPC and GBPC transmit and distribute electricity from their generating stations to their customers.

Contribution to Consolidated Net Income and Adjusted Net Income

Other Electric Utilities’ contribution to consolidated net income was $35 million USD in 2024 (2023 – $28 million USD). Other Electric Utilities’ contribution to consolidated adjusted net income was $35 million USD in 2024 (2023 – $26 million USD). For a reconciliation of Other Electric Utilities adjusted net income to consolidated net income, refer to the “Non-GAAP Financial Measures and Ratios” and “Financial Highlights – Other Electric Utilities” sections of Emera’s MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Seasonal Nature

Electricity sales and related generation varies significantly over the year in the Caribbean; Q3 is typically the strongest period, reflecting warmer weather. Grand Bahama is also particularly prone to tropical storm and hurricane impacts during Q3.

Capital Investment

Other Electric Utilities capital investments (including AFUDC) for 2024 were $59 million USD (2023 – $47 million USD). In 2025, capital investment is expected to be approximately $140 million USD, including AFUDC, primarily in more efficient and cleaner sources of generation, including renewables and battery storage.

Environmental Considerations

Emera’s Caribbean utilities have implemented formal health & safety and environmental and management systems to assist in safeguarding the health and safety of its employees, contractors and customers while ensuring protection of the environment.

Other

The Other segment includes business operations that in a normal year are below the required threshold for reporting as separate segments; and corporate expense and revenue items that are not directly allocated to the operations of Emera’s subsidiaries and investments.

Business operations in the Other segment include Corporate; Emera Energy Services (EES), physical energy marketing and trading business; a 50 per cent joint venture interest in Bear Swamp, a 660 MW pumped storage hydroelectric facility in northwestern Massachusetts; and Block Energy. In Q4 2024, Block Energy initiated the process to wind-up operations.

Corporate items included are certain corporate-wide functions including executive management, strategic planning, treasury services, legal, financial reporting, tax planning, corporate business development, corporate governance, investor relations, risk management, insurance, acquisition and disposition related costs, gains or losses on select assets sales, and corporate human resource activities. It includes interest revenue on intercompany financings and interest expense on corporate debt in both Canada and the U.S. It also includes costs associated with corporate activities that are not directly allocated to the operations of Emera’s subsidiaries and investments.

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Emera Energy

EES derives revenue and earnings from the wholesale marketing and trading of natural gas and electricity within the company’s risk tolerances, including those related to value-at-risk and credit exposure. EES purchases and sells physical natural gas and electricity, the related transportation and transmission capacity rights, and provides related energy asset management services. The primary market area for the natural gas and power marketing and trading business is northeastern North America, including the Marcellus and Utica shale supply areas. EES also participates in the US Southeast, Gulf Coast and Midwest, and Central Canadian and Alberta natural gas markets. Its counterparties include electric and gas utilities, natural gas producers, electricity generators and other marketing and trading entities. EES operates in a competitive environment, and the business relies on knowledge of the region’s energy markets, understanding of pipeline and transmission infrastructure, a network of counterparty relationships and a focus on customer service. EES manages its commodity risk by limiting open positions, utilizing financial products to hedge purchases and sales, and investing in transportation capacity rights to enable movement across its portfolio.

Earnings from EES are generally dependent on market conditions. In particular, volatility in natural gas and electricity markets, which can be influenced by weather, local supply constraints and other supply and demand factors, can provide higher levels of margin opportunity. The business is seasonal, with Q1 and Q4 usually providing the greatest opportunity for earnings. EES is generally expected to deliver annual adjusted net income of $15 to $30 million USD.

Contribution to Consolidated Net Income and Adjusted Net Income

Other’s contribution to consolidated net income was a loss of $686 million in 2024 (2023 – loss of $147 million). Other’s contribution to consolidated adjusted net income was a loss of $342 million in 2024 (2023 – loss of $314 million). For further information on the non-GAAP measure adjusted net income, refer to the “Non-GAAP Financial Measures and Ratios” and “Financial Highlights – Other” sections of the MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Capital Investment

In 2025, capital investment in the Other segment is not expected to be significant.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Changes Expected in 2025

The following discussion summarizes key developments in Emera’s business and operations over the last three completed financial years and changes that are expected to occur during the current financial year.

Florida Electric Utility

Base Rates

On August 16, 2022, the FPSC approved TEC’s request to increase revenue and ROE due to increases in the 30-year United States Treasury bond yield rate pursuant to the terms of a settlement agreement reached and approved in 2021. Effective July 1, 2022, the mid-point ROE was 10.20 per cent, and the range was 9.25 per cent to 11.25 per cent.

On August 16, 2023, TEC filed a petition to implement the 2024 Generation Base Rate Adjustment provisions pursuant to the 2021 rate case settlement agreement. Inclusive of TEC’s ROE adjustment, the increase of $22 million USD was approved by the FPSC on November 17, 2023.

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On April 2, 2024, TEC filed a rate case with the FPSC for new base rates. On December 3, 2024, the FPSC rendered a decision which includes annual base rate increases of $185 million USD in 2025 and adjustments of $87 million USD and $9 million USD in 2026 and 2027, respectively. The rates include recovery of solar generation projects, energy storage capacity, a more resilient and modernized energy control center, and other resiliency and reliability projects. The allowed equity in the capital structure will continue to be 54 per cent from investor sources of capital and the allowed regulatory ROE range is 9.50 per cent to 11.50 per cent with a 10.50 per cent midpoint. On February 3, 2025, the FPSC issued the final order approving the decision, effective January 1, 2025. On February 18, 2025, a motion for reconsideration on certain aspects of the rate case order was filed with the FPSC. TEC will respond to this motion in February 2025. TEC expects the FPSC to reach a final decision on the motion in Q2 2025.

Fuel Recovery

The mid-course fuel adjustment requested by TEC on January 19, 2022, was approved on March 1, 2022. The rate increase, effective with the first billing cycle in April 2022, covered higher fuel and capacity costs of $169 million USD, and was spread over customer bills from April 1, 2022 through December 2022.

On January 23, 2023, TEC requested an adjustment to its fuel charges to recover the 2022 fuel under-recovery of $518 million USD over a period of 21 months. The request also included an adjustment to 2023 projected fuel costs to reflect the reduction in natural gas prices since September 2022 for a projected reduction of $170 million USD for the balance of 2023. The changes were approved by the FPSC on March 7, 2023, and were effective beginning on April 1, 2023.

On April 2, 2024, TEC requested a mid-course adjustment to its fuel and capacity charges, reflecting a $138 million USD reduction over 12 months, from June 2024 through May 2025. The requested reduction was due to a decrease in actual and projected 2024 natural gas prices since TEC submitted its projected 2024 costs in the fall of 2023. On May 7, 2024, the FPSC approved the mid-course adjustment.

Big Bend Modernization Project

TEC invested $876 million USD, including $91 million USD of AFUDC, between 2018 and 2022 to modernize the Big Bend Power Station. The modernization project repowered Big Bend Unit 1 with natural gas combined-cycle technology and eliminated coal as this unit’s fuel. As part of the modernization project, TEC retired the Unit 1 components that would not be used in the modernized plant Big Bend Unit 2 and Big Bend Unit 3 in 2020, 2021 and 2023, respectively.

TEC’s 2021 settlement agreement provides recovery for the Big Bend Modernization project in two phases. The first phase was a revenue increase to cover the costs of the assets in service during 2022, among other items. The remainder of the project costs were recovered as part of the 2023 subsequent year adjustment. The settlement agreement also includes a new charge to recover the remaining costs of the retired Big Bend coal generation assets, Units 1 through 3, which are spread over 15 years, effective January 1, 2022. This recovery mechanism is authorized by and survives the term of the settlement agreement approved by the FPSC in 2021.

Storm Reserve

In September 2022, TEC was impacted by Hurricane Ian with $119 million USD of restoration costs charged against TEC’s FPSC approved storm reserve. On January 23, 2023, TEC petitioned the FPSC for recovery of the storm reserve regulatory asset and the replenishment of the balance in the storm reserve to the approved storm reserve level of $56 million USD, for a total of $131 million USD. The storm cost recovery surcharge was approved by the FPSC on March 7, 2023, and TEC began applying the surcharge in April 2023. Subsequently, on November 9, 2023, the FPSC approved TEC’s petition, filed on August 16, 2023, to update the total storm cost collection to $134 million USD. The remaining balance of $29 million USD as of December 31, 2023, was collected over 12 months in 2024.

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In Q3 2023, TEC was impacted by Hurricane Idalia. The related storm restoration costs were approximately $35 million USD, which were charged to the storm reserve regulatory asset, resulting in minimal impact to earnings.

On September 26, 2024, Hurricane Helene passed 100 miles west of Tampa and made landfall approximately 200 miles north of Tampa, in Taylor County, as a Category 4 hurricane. TEC’s service territory was impacted by the tropical storm force winds and storm surge which resulted in a peak number of customers out of 100,000. As of December 31, 2024, TEC deferred $49 million USD to the storm reserve for future recovery.

On October 9, 2024, Hurricane Milton made landfall approximately 50 miles south of Tampa, near Sarasota, and was the worst weather event to impact the area in over 100 years. The Category 3 hurricane had a significant impact on TEC’s service territory which resulted in a peak number of customers out of 600,000. As of December 31, 2024, TEC deferred $340 million USD to the storm reserve for future recovery.

As at December 31, 2024, total restoration costs charged to the storm reserve account have exceeded the storm reserve balance and therefore $377 million USD has been deferred as a regulatory asset for future recovery. On February 4. 2025, the FPSC approved TEC’s petition filed on December 27, 2024 for the recovery of $466 million USD for costs associated with Hurricane Idalia, Hurricane Debby, Hurricane Helene and Hurricane Milton and the associated interest to replenish the storm reserve over an 18-month recovery period beginning in March 2025. The amount of cost-recovery is subject to a true-up mechanism with the FPSC.

Storm Protection Cost Recovery Clause and Settlement Agreement

The Storm Protection Plan (“SPP”) Cost Recovery Clause provides a process for Florida investor-owned utilities, including TEC, to recover transmission and distribution storm hardening costs for incremental activities not already included in base rates. Differences between prudently incurred clause-recoverable costs and amounts recovered from customers through electricity rates in a year are deferred and recovered from or returned to customers in a subsequent year. The current approved plan addressed the years 2023, 2024 and 2025 and was approved by the FPSC on October 4, 2022.

For more information, refer to the “Regulatory Environments and Updates – Florida Electric Utility” section of Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca

Canadian Electric Utilities

NSPI

General Rate Application and Settlement Agreement

On February 2, 2023, the UARB approved the General Rate Application Settlement Agreement between NSPI, key customer representatives and participating interest groups. This resulted in average customer rate increases of 6.9 per cent effective on February 2, 2023, and further average increase of 6.5 per cent on January 1, 2024, with any under or over-recovery of fuel costs addressed through the UARB’s established FAM process. On March 27, 2023 the UARB issued a final order approving the electricity rates effective on February 2, 2023.

The settlement agreement established a storm rider for each of 2023, 2024 and 2025, which gives NSPI the ability to apply to the UARB for deferral and recovery of expenses if major storm restoration expense exceeds approximately $10 million in any given year. The storm rider was effective as of February 2, 2023, the GRA decision date. The application for deferral and recovery of the storm rider is made in the year following the year of the incurred costs, with recovery beginning in the year after the application. On December 2, 2024, the UARB approved the recovery of $24 million of major storm restoration and

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incremental financing costs deferred to NSPI’s storm rider in 2023 to be recovered over a 12-month period beginning on January 1, 2025.

The settlement agreement also established a DSM rider, allowing NSPI to recover costs associated with DSM programs developed and delivered by EfficiencyOne, a third-party entity that currently holds the franchise for the provision of energy efficiency and conservation in the Province, regulated by the UARB.]. The DSM rider was effective as of February 2, 2023, the GRA decision date. Differences between DSM program costs and amounts recovered from customers through electricity rates are deferred to a DSM regulatory asset or liability and recovered from or returned to customers in subsequent periods.

Fuel Recovery

On April 17, 2024, the UARB approved the sale of $117 million of the FAM regulatory asset to Invest Nova Scotia, a provincial Crown corporation. On April 30, 2024, the transaction closed and the $117 million was remitted to NSPI, which resulted in a corresponding decrease of the FAM regulatory asset. NSPI is collecting the amortization and financing costs related to the $117 million from customers on behalf of Invest Nova Scotia over a 10-year period which began in Q2 2024 and is remitting those amounts to Invest Nova Scotia quarterly.

On September 24, 2024, the Government of Canada finalized an agreement with NSPI, NSPML and the Province on terms and conditions for a federal loan guarantee (“FLG”) of $500 million in debt to be issued by NSPML to help Nova Scotia customers manage unrecovered costs of the replacement energy that was required during the several years of delay in the Muskrat Falls hydroelectricity project. On September 25, 2024, NSPI and NSPML filed applications with the UARB related to the FLG. On November 29, 2024, the UARB approved NSPML’s application to issue the debt, transfer the proceeds to NSPI as a refund of a portion of previous NSPML assessment payments, and to increase its annual assessment charge to NSPI to recover the refund and related financing costs over a 28-year period. On December 16, 2024, the net proceeds of the NSPML debt issuance were transferred to NSPI and applied against the FAM regulatory asset balance. On February 18, 2025, the UARB approved NSPI’s application to increase 2025 fuel rates to service the incremental NSPML debt.

Hurricane Fiona

On June 27, 2024, the UARB approved the deferred recognition of $25 million in incremental operating costs incurred during the Hurricane Fiona storm restoration efforts in September 2022. Following UARB approval, the $25 million was reclassified to “Regulatory assets” from “Other long-term assets”. The UARB also directed NSPI to reclassify $10 million of undepreciated costs related to assets retired because of Hurricane Fiona to “Regulatory assets” from “PP&E” on the Consolidated Balance Sheets. NSPI began amortizing both of these regulatory assets over a 10-year period beginning July 1, 2024.

Regulatory Matters – General

For more information, refer to the “Regulatory Environments and Updates – Canadian Electric Utilities – NSPI” section of Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Battery Energy Storage System (“BESS”) Project

On June 13, 2024, the UARB approved $238 million of capital investment, including AFUDC, for the BESS Project. The project is comprised of three 50 MW, four-hour battery facilities. Two facilities are anticipated to be in-service in late 2025 and the third facility in 2026.

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Environmental Legislation and Regulations

Nova Scotia Energy Reform Act

On April 5, 2024, the Province enacted Bill 404 - Energy Reform (2024) Act. This legislation implements certain recommendations made by the Clean Electricity Solutions Task Force, which was established by the Province to advise the provincial government on Nova Scotia’s transition away from coal to more renewable sources of energy. The legislation enacted the Energy and Regulatory Board Act, which established the Nova Scotia Energy Board (“NSEB”). The NSEB is a new board which will regulate energy and utility entities in Nova Scotia, with a mandate of increased focus on meeting energy transition demands. The legislation also enacts the More Access to Energy Act, which provides for the establishment of and phased transition to the Nova Scotia Independent Energy System Operator (“NSIESO”). The Province previously had announced that the NSEISO’s responsibilities will include managing the operations of the electricity system, the connection of renewable energy projects to the grid and system planning and procuring new energy sources. NSPI is fully engaged in supporting the Province on these initiatives.

Clean Electricity Regulations (“CER”)

On December 17, 2024, Environment and Climate Change Canada released a finalized version of the CER. The CER establish performance standards to further limit GHG emissions from fossil fuel generated electricity starting in 2035 and help facilitate the Government of Canada’s intention of achieving a net-zero electricity grid by 2050. Compliance with the finalized version of the CER is not anticipated to require significant capital investment incremental to achieve the 2030 targets as NSPI’s planned capital investment during this period is driven by the Province’s goals to transition off coal and reach 80 per cent renewable electricity sales by 2030.

Nova Scotia Renewable Electricity Regulations (“RER”)

Under the provincially legislated RER, starting in 2020, 40 per cent of electric sales must be generated from renewable sources. NSPI met this target in 2024 and 2023, with 42 per cent and 43 per cent, respectively, of NSPI’s electric sales coming from renewable sources. NSPI’s 2024 renewable sales are subject to an annual compliance filing.

Due to the delay of NSPI receiving energy from the NS Block, the Province had provided NSPI with an alternative compliance plan that required NSPI to achieve 40 per cent of electric sales generated from renewable sources over the 2020 through 2022 period. With delivery of the NS Block commencing later than anticipated, as well as further interruptions in supply due to delays in the LIL, NSPI did not achieve the requirements of the alternative compliance plan.

On April 6, 2023, the Province levied a $10 million penalty on NSPI for non-compliance with the RER compliance period ending in 2022. The penalty was recorded in OM&G on the Consolidated Statements of Income.

On May 26, 2023, NSPI initiated an appeal, through a proceeding with the UARB, of the $10 million penalty levied on NSPI by the Province for non-compliance with the RER compliance period ending in 2022. The hearing for the matter is currently scheduled for June 2025.

Carbon Pricing Regulations

NSPI is a mandatory participant in Nova Scotia’s output-based pricing system (“OBPS”) carbon pricing program, which was effective January 1, 2023. Nova Scotia’s OBPS implements GHG emissions performance standards for large industrial GHG emitters that vary by fuel type. GHG emissions in excess of the prescribed intensity standards are subject to a carbon price that starts at $65 per tonne in 2023 and increases by $15 per tonne annually, reaching $170 per tonne by 2030. NSPI’s regulatory framework

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provides for the recovery of costs prudently incurred to comply with carbon pricing programs pursuant to NSPI’s FAM.

Nova Scotia Cap-and-Trade Program Regulations

NSPI was a participant in the Nova Scotia Cap-and-Trade Program and was subject to the 2019 through 2022 compliance period. NSPI received granted emissions allowances and was permitted to purchase up to five per cent of the credits available at provincial auctions. Any remaining allowance shortfall required the purchase of reserve credits directly from the Province. Lower than forecast Muskrat Falls energy received during the compliance period resulted in the increased deployment of higher carbon-emitting generation sources. On March 16, 2023, the Province provided NSPI with emissions allowances sufficient to achieve compliance for the 2019 through 2022 compliance period. As such, compliance costs accrued of $166 million were reversed in Q1 2023. The credits NSPI purchased from provincial auctions in the amount of $6 million were not refunded and no further costs were incurred to achieve compliance with the Nova Scotia Cap-and-Trade Program.

Other Legislation

Electricity Act Amendments

In April 2023, the Province enacted amendments to the Electricity Act which will allow the Province to issue requests for proposals for energy-storage in Nova Scotia, similar to the existing procurement process for renewable energy. In addition, the amendments to the Electricity Act allow the Governor in Council to approve unique or innovative energy storage projects that provide benefits to the electric system and reduce costs for customers.

In November 2023, the Province enacted amendments in the Electricity Act which permit the Governor in Council to approve energy storage projects proposed by a public utility and owned wholly or in majority by the public utility if the project is in the best interest of ratepayers. Further, the amendments to the Electricity Act expand the ability of the Province to require NSPI to enter into power purchase agreements with renewable generation facilities by further empowering the Province to require NSPI to enter into an agreement for the sale of the electricity to specified customers. This allows specified customers to buy renewable electricity from specified producers, with NSPI managing the transmission and sale of the energy. On December 21, 2023, the Governor in Council enacted regulations which directed NSPI to install three 50 MW four-hour duration grid-scale batteries as part of the regulated assets of NSPI. In 2024, the UARB approved the BESS project. For further details refer to “Regulatory Matters – General” section above.

Performance Standards Penalty Amendment

On April 12, 2023, the Province enacted amendments to the Public Utilities Act which increased the cumulative total of administrative penalties that could be levied by the UARB against NSPI for non-compliance with current and future performance standards in a calendar year from $1 million to $25 million. Any administrative penalties levied against NSPI must be credited to customers and NSPI cannot recover administrative penalties imposed through rates.

NSPML

Maritime Link Project

In February 2022, the UARB issued its decision and Board Order approving NSPML’s requested rate base of approximately $1.8 billion less $9 million of costs ($7 million after-tax) that would not have otherwise been recoverable if incurred by NSPI. NSPML also received approval to collect up to $168 million from NSPI for the recovery of costs associated with the Maritime Link in 2022. This was subject to a holdback of up to $2 million per month, beginning April 2022, release of which was contingent on receiving in that month at least 90 per cent of NS Block deliveries, including supplemental Energy deliveries.

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In December 2022, NSPML received UARB approval to collect up to $164 million from NSPI for the recovery of costs associated with the Maritime Link in 2023, subject to a monthly holdback of up to $2 million, which increased to $4 million beginning December 2023, as discussed below.

On October 4, 2023 and January 31, 2024, the UARB issued decisions providing clarification on remaining aspects of the Maritime Link holdback mechanism primarily relating to release of past and future holdback amounts and requirements to end the holdback mechanism. In these decisions, the UARB agreed with the Company’s submission that $12 million ($8 million related to 2022 and $4 million relating to 2023) of the previously recorded holdback remain credited to NSPI’s FAM, with the remainder released to NSPML and recorded in Emera’s “Income from equity investments”. The UARB also confirmed that the holdback mechanism would cease once 90 per cent of NS Block deliveries were achieved for 12 consecutive months (subject to potential relief for planned outages or exceptional circumstances) and the net outstanding balance of previously underdelivered NS Block energy is less than 10 per cent of the contracted annual amount. In addition, the UARB increased the monthly holdback amount from $2 million to $4 million beginning December 1, 2023.

On December 21, 2023, NSPML received UARB approval to collect up to $164 million from NSPI for the recovery of costs associated with the Maritime Link in 2024, subject to a holdback of $4 million per month.

On September 25, 2024, NSPI and NSPML filed applications with the UARB related to the FLG. On December 16, 2024, the net proceeds of the NSPML debt issuance were transferred to NSPI and applied against the FAM regulatory asset balance as a refund of a portion of previous NSPML assessment payments. For further details, refer to the “Fuel Recovery” section above.

On November 29, 2024, NSPML received approval from the UARB to collect up to $197 million in 2025 from NSPI; which includes $158 million for the recovery of costs associated with the Maritime Link, and $39 million associated with the additional FLG debt and financing costs discussed in the “NSPI” section above. Payments from NSPI are subject to a holdback of up to $4 million per month. There was no holdback recorded for the year ended December 31, 2024. NSPML expects to file an application to terminate the holdback mechanism in early 2025.

LIL

Sale of LIL Equity Interest

On June 4, 2024, Emera completed the sale of its 31.1 per cent LIL equity interest for a total transaction value of $1.2 billion, including cash proceeds of $957 million and $235 million for assuming Emera’s contractual obligation to fund the remaining initial capital investment, which represents additional LIL equity interest for the acquirer. For more information, see the “Other Developments” section of the MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Gas Utilities and Infrastructure

General - Sale of NMGC

On August 5, 2024, Emera entered into an agreement to sell its indirect wholly owned subsidiary NMGC for a total enterprise value of approximately $1.3 billion USD, consisting of cash proceeds and the transfer of debt and customary closing adjustments. The transaction is currently expected to close in October 2025, subject to certain approvals, including approval by the NMPRC. As a result of the pending sale, NMGC’s assets and liabilities are classified as held for sale as of Q3 2024. For more information on the pending transaction, refer to the “Other Developments” section of the MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

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PGS

Base Rates

On April 4, 2023, PGS filed a rate case with the FPSC and a hearing for the matter was held in September 2023. On November 9, 2023, the FPSC approved a $118 million USD increase to base revenues which includes $11 million USD transferred from the cast iron and bare steel replacement rider, for a net incremental increase to base revenues of $107 million USD. This reflects a 10.15 per cent midpoint ROE with an allowed equity capital structure of 54.7 per cent. A final order was issued on December 27, 2023, with the new rates effective January 2024.

On January 30, 2025, PGS notified the FPSC of its intent to seek a base rate increase effective January 2026, reflecting a revenue requirement of approximately $90 to $110 million USD and subsequent year adjustment for 2027 of approximately $25 to $40 million USD. PGS’ proposed rates support on-going growth in Florida and a continued commitment to delivering safe and reliable service to PGS customers. The filing range amounts are estimates until PGS files its detailed case in March 2025. The FPSC is scheduled to hear the case in Q3 2025 with a decision expected by the end of 2025.

NMGC

Base Rates

On December 13, 2021, NMGC filed a rate case with the NMPRC for new rates to become effective January 2023. On May 20, 2022, NMGC filed an unopposed settlement agreement with the NMPRC for an increase of $19 million USD in annual base revenues. The rates reflect the recovery of increased operating costs and capital investments in pipelines and related infrastructure. The NMPRC approved the settlement agreement on November 30, 2022.

On September 14, 2023, NMGC filed a rate case with the NMPRC for new base rates to become effective Q4 2024. On March 1, 2024, NMGC filed with the NMPRC a settlement with the support of all parties in the case for an increase of $30 million USD in annual base revenues and maintaining NMGC’s ROE at 9.375 per cent. The rates reflect the recovery of increased operating costs and capital investments in pipeline projects and related infrastructure, as well as a new customer information and billing system. NMGC also agreed to withdraw, and to not reassert in a future rate case application, its request for a regulatory asset for costs associated with its 2022 application for a certificate of public convenience and necessity for a liquefied natural gas storage facility in New Mexico. The NMPRC approved the rate case settlement on July 25, 2024. New rates became effective October 1, 2024.

For more information, refer to the “Regulatory Environments and Updates – Gas Utilities and Infrastructure” section of Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Other Electric Utilities

BLPC

General Rate Review

In 2021 BLPC submitted a general rate review application to the FTC. In September 2022, the FTC granted BLPC interim rate relief, allowing an increase in base rates of approximately $1 million USD per month.

On February 15, 2023, the FTC issued a decision on the application which included the following significant items: an allowed regulatory ROE of 11.75 per cent, an equity capital structure of 55 per cent, a directive to update the major components of rate base to September 16, 2022, and a directive to establish regulatory liabilities totalling approximately $71 million USD. On March 7, 2023, BLPC filed a Motion for Review and

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Variation (the “Motion”) and applied for a stay of the FTC’s decision, which was subsequently granted. On November 20, 2023, the FTC issued their decision dismissing the Motion. Interim rates continue to be in effect through to a date to be determined in a final decision and order.

On December 1, 2023, BLPC appealed certain aspects of the FTC’s February 15 and November 20, 2023, decisions to the Supreme Court of Barbados in the High Court of Justice (the “Court”) and requested that they be stayed. On December 11, 2023, the Court granted the stay. BLPC’s position is that the FTC made errors of law and jurisdiction in their decisions and believes the success of the appeal is probable, and as a result, the adjustments to BLPC’s final rates and rate base, including any adjustments to regulatory assets and liabilities, have not been recorded at this time. The appeal is currently scheduled to be heard in 2025.

Clean Energy Transition Rider (“CETR”)

On May 31, 2023, the FTC approved BLPC’s application to establish an alternative cost recovery mechanism to recover prudently incurred costs associated with its CETR (the “Decision”). The mechanism is intended to facilitate the timely recovery between rate cases of costs associated with approved renewable energy assets. BLPC will be required to submit an individual application for the recovery of costs of each asset through the cost recovery mechanism, meeting the minimum criteria as set out in the Decision. On October 5, 2023, BLPC applied to the FTC to recover the costs of a battery storage system through the CETR. On May 6, 2024, the FTC approved the recovery of a 15 MW battery storage system through the CETR.

Tax Legislation

On May 24, 2024, the Government of Barbados signed the Income Tax (Amendment and Validation) Act into law. The legislation, effective January 1, 2024, implemented a corporate income tax rate of 9 per cent, requiring BLPC to remeasure its deferred income tax liabilities. On July 18, 2024, BLPC requested the deferred recovery of the $5 million USD remeasurement. BLPC is seeking amortization of the costs over a period to be approved by the FTC during a future rate setting process.

GBPC

Base Rates

On January 14, 2022, the GBPA issued its decision on GBPC’s application for rate review that was filed with the GBPA on September 23, 2021. The decision, which became effective April 1, 2022, allows for an increase in revenues of $3.5 million USD. The rates include a regulatory ROE of 12.84 per cent.

On August 1, 2024, as required by the GBPA Operating Protocol and Regulatory Framework Agreement, GBPC filed a rate plan proposal. Review of the rate application is expected to be completed in 2025.

Fuel Recovery

Effective November 1, 2022, GBPC’s fuel pass through charge was increased due to an increase in global oil prices impacting the unhedged fuel cost. In 2023 and 2024 the fuel pass through charge was adjusted monthly, in-line with actual fuel costs.

Storm Restoration Costs – Hurricane Matthew

Restoration costs associated with Hurricane Matthew in 2016 were recovered through an approved fuel charge, approved in 2016 by the GBPA. As part of its decision on GBPC’s application for rate review, issued January 14, 2022, and effective April 1, 2022, the GBPA approved the continued amortization of the remaining regulatory asset over the three-year period ending December 31, 2024. As of November 2024, the Hurricane Matthew regulatory asset has been fully recovered.

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For more information, refer to the “Regulatory Environments and Updates – Other Electric Utilities” section of Note 7, Regulatory Assets and Liabilities, in the Audited Financial Statements, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

Electricity Act, 2024

On June 1, 2024, the Electricity Act, 2024 took effect. The legislation purports to remove the jurisdiction of the GBPA over GBPC and to have the Utilities Regulation and Competition Authority, another Bahamian regulator, regulate GBPC. The GBPA has opposed the legislated removal of its regulatory authority over GBPC, citing conflict with the Hawksbill Creek Agreement, the 1955 agreement with the Bahamian government that provided for the development and administration of the Freeport area. Management expects the matter of regulatory jurisdiction over GBPC to be the subject of legal proceedings, however, does not foresee that the legislation or the outcome of such proceedings will have a material impact to Emera.

Other

Canadian Tax Legislation Changes

On June 20, 2024, Bill C-59, an Act to implement certain provisions of the fall economic statement tabled in Parliament on November 21, 2023, and certain provisions of the budget tabled in Parliament on March 28, 2023, was enacted. Bill C-59 includes the EIFEL regime, which is effective January 1, 2024. EIFEL applies to limit a company’s net interest and financing expense deduction to no more than 30 per cent of EBITDA for tax purposes. Any denied interest and financing expenses under the EIFEL regime can be carried forward indefinitely. During 2024, the Company incurred $185 million of interest and financing expenses in connection with a specific financing structure. The interest and financing expenses related to the financing structure as well as $88 million of other interest and financing expenses are expected to be denied under the EIFEL regime. It was determined that the Company is more likely than not to realize the tax benefit of the denied interest and financing expenses in future periods and therefore a $79 million deferred income tax asset was recorded as at December 31, 2024.

USGAAP – Exemptive Relief

On January 28, 2021, the International Accounting Standards Board (“IASB”) published an Exposure Draft: Regulatory Assets and Regulatory Liabilities, which proposes the accounting model under which a company subject to rate regulation that meets the scope criteria would recognize regulatory assets and liabilities. The proposed effective date is annual reporting periods beginning on or after a date 18-24 months from the date of publication of the standard. Emera was granted exemptive relief by Canadian securities regulators on September 13, 2022, and under the Companies Act (Nova Scotia) on October 12, 2022, each allowing Emera to continue to report its financial results in accordance with USGAAP (collectively the “Exemptive Relief”). The Exemptive Relief will terminate on the earliest of: (i) January 1, 2027; (ii) if the Company ceases to have rate-regulated activities, the first day of the Company’s financial year that commences after the Company ceases to have rate-regulated activities; and (iii) the first day of the Company’s financial year that commences on or following the later of: (a) the effective date prescribed by the IASB for the mandatory application of a standard within IFRS specific to entities with rate-regulated activities (“Mandatory Rate-regulated Standard”); and (b) two years after the IASB publishes the final version of a Mandatory Rate-regulated Standard. The Exemptive Relief replaces similar relief that had been granted to Emera in 2018 and would have expired by no later than January 1, 2024.

The Company will continue to monitor the development of the Mandatory Rate-regulated Standard and assess the impact on the existing Exemptive Relief.

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Financing Activity

ATM Program

During 2022, approximately 4.07 million common shares were issued under the ATM Program at an average price of $61.31 per share for gross proceeds of $250 million ($248 million, net of after-tax issuance costs). As at December 31, 2022, an aggregate gross sales limit of $207 million remained available for issuance under the ATM Program, which expired on September 5, 2023.

On November 14, 2023, Emera renewed its ATM Program that allows the Company to issue up to $600 million of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price. The ATM Program was renewed pursuant to a prospectus supplement dated November 14, 2023 to the Company’s short form base shelf prospectus dated October 3, 2023. The ATM program is expected to remain in effect until November 4, 2025.

During 2023, approximately 8.29 million common shares were issued under the ATM Program at an average price of $48.27 per share for gross proceeds of $400 million ($397 million, net of after-tax issuance costs) and an aggregate gross sales limit of $200 million remained available for issuance under the ATM Program.

On November 18, 2024, Emera increased the size of the ATM Program to allow the Company to issue up to $1 billion of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price. The ATM Program was increased by an amendment dated November 18, 2024 to its prospectus supplement dated November 14, 2023 and an amendment dated November 13, 2024 to its short form base shelf prospectus dated October 3, 2023.

During 2024, approximately 5.12 million common shares were issued under the ATM Program at an average price of $51.52 per share for gross proceeds of $264 million ($261 million, net of after-tax issuance costs) and an aggregate gross sales limit of $336 million remained available for issuance under the ATM Program.

During 2025, up to and including February 21, 2025, 187,600 common shares were issued under the ATM Program and an aggregate gross sales limit of $326 million remains available for issuance under the ATM Program.

Preferred Share Issuances

On July 6, 2023, Emera announced it would not redeem the 10 million outstanding Series C First Preferred Shares. The holders of the Series C First Preferred Shares had the right, at their option, to convert all or any of their Series C First Preferred Shares, on a one-for-one basis, into Series D First Preferred Shares on August 15, 2023 or to continue to hold their Series C First Preferred Shares. On August 4, 2023, Emera announced after having taken into account all conversion notices received from holders, no Series C First Preferred Shares would be converted into Series D First Preferred Shares on August 15, 2023.

On July 6, 2023, Emera announced it would not redeem the 12 million outstanding Series H First Preferred Shares. The holders of the Series H First Preferred Shares had the right, at their option, to convert all or any of their Series H First Preferred Shares, on a one-for-one basis, into Series I First Preferred Shares on August 15, 2023 or to continue to hold their Series H First Preferred Shares. On August 4, 2023, Emera announced after having taken into account all conversion notices received from holders, no Series H First Preferred Shares would be converted into Series I First Preferred Shares on August 15, 2023.

On January 8, 2025, Emera announced it would not redeem the 8 million outstanding Series F First Preferred Shares. The holders of the Series F First Preferred Shares had the right, at their option, to convert all or any of their Series F First Preferred Shares, on a one-for-one basis, into Series G First Preferred Shares on February 15, 2025 or to continue to hold their Series F First Preferred Shares. On February 6, 2025, Emera announced after having taken into account all conversion notices received from holders, no

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Series F First Preferred Shares would be converted into Series G First Preferred Shares on February 15, 2025.

Senior Notes

On May 2, 2023, Emera issued $500 million in senior unsecured notes that bear interest at 4.84 per cent with a maturity date of May 2, 2030. The proceeds were used to repay Emera’s $500 million unsecured fixed rate notes, which matured in June 2023.

Subordinated Notes

On June 18, 2024, EUSHI Finance, Inc., completed an issuance of $500 million USD fixed-to-fixed reset rate junior subordinated notes (the “Subordinated Notes”). The notes initially bear interest at a rate of 7.625 per cent, and will reset on December 15, 2029, and every five years thereafter, to a rate per annum equal to the five-year U.S. treasury rate plus 3.136 per cent. The notes mature on December 15, 2054. EUSHI Finance, Inc., at its option, may redeem the notes, in whole or in part, 90 days prior to the first interest reset date, and any semi-annual interest payment date thereafter, at a redemption price equal to the principal amount.

Proceeds from the $500 million USD note issuance discussed above were used to repay an Emera US Finance LP $300 million USD senior note upon maturity in June 2024, and to repay a New Mexico Gas Intermediate, Inc. $150 million USD fixed rate note upon maturity in July 2024. The remaining proceeds were used for general corporate purposes.

For more information on financing activities for Emera and its subsidiaries, please refer to the “Liquidity and Capital Resources” section of Emera’s MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

RISK FACTORS

For Emera’s risk factors, refer to the “Enterprise Risk and Risk Management” section of the MD&A and the “Principal Financial Risks and Uncertainties” section of Note 28, Commitments and Contingencies, to the Audited Financial Statements, which are each incorporated herein by reference, copies of which are available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

CAPITAL STRUCTURE

The authorized capital of Emera consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Each class of preferred shares is issuable in series.

As at December 31, 2024, 295,935,686 common shares, 4,866,814 Series A First Preferred Shares, 1,133,186 Series B First Preferred Shares, 10,000,000 Series C First Preferred Shares, 5,000,000 Series E First Preferred Shares, 8,000,000 Series F First Preferred Shares, 12,000,000 Series H First Preferred Shares, 8,000,000 Series J First Preferred Shares, 9,000,000 Series L First Preferred Shares, 2,200,525 Barbados DRs and 1,814,135 Bahamas DRs were issued and outstanding.

Common Shares

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Emera, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each common share held at such meetings.

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The holders of common shares are entitled to dividends on a pro rata basis, as and when declared by the Board. Subject to the rights of the holders of the first preferred shares and second preferred shares, if any, who are entitled to receive dividends in priority to the holders of the common shares, the Board may declare dividends on the common shares to the exclusion of any other class of shares of Emera.

On the liquidation, dissolution or winding-up of Emera, holders of common shares are entitled to participate rateably in any distribution of assets of Emera, subject to the rights of holders of first preferred shares and second preferred shares, if any, who are entitled to receive the assets of the Company on such a distribution in priority to the holders of the common shares.

There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares. The foregoing description is subject to the “Share Ownership Restrictions” section below.

Emera First Preferred Shares

The first preferred shares of each series rank on parity with the first preferred shares of every other series and are entitled to a preference over the second preferred shares, the common shares, and any other shares ranking junior to the first preferred shares with respect to the payment of dividends and the distribution of the remaining property and assets or return of capital of the Company in the liquidation, dissolution or wind-up, whether voluntary or involuntary.

In the event the Company fails to pay, in aggregate, eight quarterly dividends on any series of the first preferred shares, the holders of the first preferred shares will be entitled, for only as long as the dividends remain in arrears, to attend any meeting of shareholders of the Company at which directors are to be elected and to vote for the election of two directors out of the total number of directors elected at any such meeting.

The first preferred shares of each series are not redeemable at the option of their holders. For a summary of the terms and conditions of the Company’s authorized First Preferred Shares as of December 31, 2024, refer to Appendix “B” of this AIF.

Emera Second Preferred Shares

The second preferred shares have special rights, privileges, restrictions and conditions substantially similar to the first preferred shares, except that the second preferred shares rank junior to the first preferred shares with respect to the payment of dividends, repayment of capital and the distribution of assets of Emera in the event of liquidation, dissolution or winding-up of Emera. As at December 31, 2024, Emera had not issued any second preferred shares.

Share Ownership Restrictions

As required by the Reorganization Act and pursuant to the Privatization Act, the Articles of Emera provide that no person, together with associates thereof, may subscribe for, have transferred to that person, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of Emera to which are attached more than 15 per cent of the votes attached to all outstanding voting shares of Emera.

The common shares, and in certain circumstances the Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares, Series H First Preferred Shares, Series J First Preferred Shares and Series L First Preferred Shares are considered to be voting shares for purposes of the constraints on share ownership.

Emera’s Articles contain provisions for the enforcement of these constraints on share ownership including provisions for suspension of voting rights, forfeiture of dividends, prohibitions of share transfer and issuance, compulsory sale of shares and redemption, and suspension of other shareholder rights. The

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Board may require shareholders to furnish statutory declarations as to matters relevant to enforcement of the restrictions.

CREDIT RATINGS

Emera has the following credit ratings by the Rating Agencies:

	Moody’s	S&P	Fitch
Corporate	Baa3	BBB	BBB
Outlook	Negative	Stable (1)	Negative
Senior unsecured debt program	Baa3	BBB-	BBB
Hybrid Notes	Ba2	BB+	BB+
First Preferred Shares	N/A	P-3 (high)	BB+

(1)	On January 22, 2025, S&P revised its outlook on Emera to stable from negative with no change to existing ratings.

Ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of an issuer to meet its financial commitment in accordance with the terms of the obligation. The credit ratings assigned by the Rating Agencies are not recommendations to buy, sell, or hold securities in as much as such ratings are not a comment upon the market price of the securities or their stability for a particular investor. The credit ratings assigned to the securities may not reflect the potential impact of all risks on the value of the securities. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

Moody’s

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, representing the range from highest to lowest quality of such rated securities. The rating of Baa3 obtained from Moody’s in respect of the senior unsecured debt is the fourth highest of nine available rating categories and indicates that the obligations are subject to moderate credit risk. As such, they are considered medium-grade and may possess speculative characteristics. The rating of Ba2 from Moody’s in respect of the Hybrid Notes is characterized as having speculative elements and being subject to substantial credit risk. It is the fifth highest of nine available rating categories. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P

S&P’s credit ratings are on a long-term debt scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The issuer rating of BBB obtained from S&P in respect of the corporate rating indicates that the issuer has adequate capacity to meet its financial commitments. The issue rating of BBB- from S&P in respect of the senior unsecured debt indicates that the obligations exhibit adequate protection parameters. The issue rating of BB+ from S&P in respect of the Hybrid Notes indicates that the obligations exhibit adequate projection parameters in the near term however the obligor may not have the capacity to meet its obligations in the long term. The issue and issuer ratings of BBB and BB are the fourth and fifth highest, respectively, of ten available ratings categories and the addition of either a “(+)” or a “(-)” designation after a rating indicates the relative standing within a particular category. In each case, however, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity of the obligor to meet its financial commitments on the obligation.

A P-3 (high) rating with respect to Emera’s issued and outstanding First Preferred Shares is the third highest of the eight standard categories of ratings utilized by S&P for preferred shares.

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Fitch

Fitch’s credit ratings are on a long-term debt scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The rating of BBB obtained from Fitch in respect of the senior unsecured debt is the fourth highest of nine available rating categories and indicates that the issuer has adequate capacity to meet its financial commitments. The rating of BB from Fitch in respect of the Hybrid Notes is characterized as having elevated default risk however business or financial flexibility exists that support servicing the financial commitments. The BB rating from Fitch is the fifth highest of nine available ratings categories and the addition of either a “(+)” or a “(-)” designation after a rating indicates the relative standing within a particular category. In each case, however, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity of the obligor to meet its financial commitments on the obligation.

Emera has made, or will make, payments in the ordinary course to the Rating Agencies in connection with the assignment of ratings on both Emera and its securities. In addition, Emera has made customary payments in respect of certain subscription services provided to Emera by the Rating Agencies during the last two years.

For further information on the credit ratings of Emera and its subsidiaries, refer to the “Credit Ratings” section of the MD&A, which is hereby incorporated by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca.

DIVIDENDS

Any dividend payments will be at the Board’s discretion based upon earnings and capital requirements and any other factors as the Board may consider relevant. On June 28, 2024 Emera adjusted its annual dividend growth rate to one to two per cent.

Emera maintains the Dividend Reinvestment Plan, which provides an opportunity for shareholders to reinvest dividends and to participate in optional cash contributions for the purpose of purchasing common shares. This plan provides for a discount of up to 5 per cent from the average market price of Emera’s common shares for common shares purchased in connection with the reinvestment of cash dividends. The discount was 2 per cent in 2024.

The Board approved the payment of the following dividends during the last three completed fiscal years, as summarized in the following table:

Class of Shares	2024	2023	2022

Common Shares(1), (2), (3)	$2.8775	$2.7875	$2.6775

Series A First Preferred Shares(4)	$0.5456	$0.5456	$0.5456

Series B First Preferred Shares	$1.6966	$1.5583	$0.6869

Series C First Preferred Shares(5)	$1.6085	$1.2873	$1.1802

Series E First Preferred Shares	$1.1250	$1.1250	$1.1250

Series F First Preferred Shares(6)	$1.0505	$1.0505	$1.0505

Series H First Preferred Shares(7)	$1.5810	$1.3140	$1.2250

Series J First Preferred Shares(8)	$1.0625	$1.0625	$1.0625

Series L First Preferred Shares(9)	$1.1500	$1.1500	$1.1500

(1)	On September 22, 2022, Emera approved an increase in the annual common share dividend rate from $2.65 to $2.76. The first payment was effective November 15, 2022.

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(2)	On September 20, 2023, Emera approved an increase in the annual common share dividend rate from $2.76 to $2.87. The first payment was effective November 15, 2023.
(3)	On September 18, 2024, Emera approved an increase in the annual common share dividend rate from $2.87 to $2.90. The first payment was effective November 15, 2024.
(4)	The Series A First Preferred Shares annual dividend rate was reset from $0.6388 to $0.5456 for the five year period commencing August 15, 2020 and ending on (and inclusive of) August 14, 2025.
(5)	The Series C First Preferred Shares annual dividend rate was reset from $1.18024 to $1.60852 for the five year period commencing August 15, 2023 and ending on (and inclusive of) August 14, 2028.
(6)	The Series F First Preferred Shares annual dividend rate was reset from $1.0505 to $1.43724 for the five year period commencing February 15, 2025 and ending on (and inclusive of) February 14, 2030.
(7)	The Series H First Preferred Shares annual dividend rate was reset from $1.2250 to $1.5810 for the five year period commencing August 15, 2023 and ending on (and inclusive of) August 14, 2028.
(8)	The Series J First Preferred Shares with an annual dividend rate of $1.0625 (per share) were issued April 6, 2021.
(9)	The Series L First Preferred Shares with an annual dividend rate of $1.150 (per share) were issued September 24, 2021.

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, all dividends paid on Emera’s common shares and first preferred shares qualify as eligible dividends.

MARKET FOR SECURITIES

Trading Price and Volume

Emera’s common shares, Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares, Series H First Preferred Shares, Series J First Preferred Shares and Series L First Preferred Shares are listed and posted for trading on the TSX under the symbols “EMA”, “EMA.PR.A”, “EMA.PR.B”, “EMA.PR.C”, “EMA.PR.E”, “EMA.PR.F”, “EMA.PR.H”, “EMA.PR.J” and “EMA.PR.L”, respectively. The Barbados DRs are listed on the BSE under the symbol EMABDR. The Bahamas DRs are listed on the BISX under the symbol EMAB. The trading volume and high and low price for Emera’s securities for each month of 2024 are set out In Appendix “C” of this AIF.

ATM Program

On November 18, 2024, Emera increased the size of the ATM Program to allow the Company to issue up to $1 billion of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price. The ATM Program was increased by an amendment dated November 18, 2024 to its prospectus supplement dated November 14, 2023 and an amendment dated November 13, 2024 to its short form base shelf prospectus dated October 3, 2023. The ATM program is expected to remain in effect until November 4, 2025, unless terminated prior to such date by the Company or otherwise in accordance with the terms of the equity distribution agreement. For more information on the ATM Program, refer to “General Development of the Business – Financing Activity – ATM Program” section above.

DIRECTORS AND OFFICERS

Directors

The following information is provided for each Director of Emera as at December 31, 2024:

Name, Residence, Principal Occupations During the Past Five Years	Director Since (2)	Committees (3)
M. Jacqueline Sheppard (Chair), Calgary, Alberta, Canada Chair of the Board since May 2014.(1) Director of Suncor Energy Inc., a Canadian integrated energy company and of ARC Resources Ltd., a publicly traded Canadian energy company. Former Director of Alberta Investment Management Corporation (AIMCo), an institutional investment manager. Former Executive Vice President, Corporate and Legal of Talisman Energy Inc. Founder and former Lead Director of	2009	(4)

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Name, Residence, Principal Occupations During the Past Five Years	Director Since (2)	Committees (3)

Black Swan Energy Inc., an Alberta upstream energy company, which was sold in July 2021. Former Director of Cairn Energy PLC, a publicly traded UK-based international upstream company, as well as former director of the general partner of Pacific Northwest LNG LP and Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a provincial Crown corporation, until June 2014.

Scott C. Balfour, Halifax, Nova Scotia, Canada

A Director and President and Chief Executive Officer of Emera since March 2018. Mr. Balfour is a Director of many Emera subsidiaries, including being Chair of Tampa Electric Company and Nova Scotia Power Inc. He is a former director of Martinrea International Inc. He was Chief Operating Officer from 2016 to 2018 and was Executive Vice President and Chief Financial Officer of Emera from April 2012 to March 2016. From 1994 to 2011 he was Chief Financial Officer and then President of Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company. He is also past Chair of the Ontario Energy Association.

	2018	(5)
James V, Bertram Calgary, Alberta, Canada Chair of the Board, Keyera Corporation. Formerly President, and Chief Executive Officer of Keyera from 1998 until 2015, when he became Executive Chair. Director of Methanex Corporation, the world’s largest producer and supplier of methanol to major international markets.	2018	Chair of HSEC and Member of MRCC
Henry E. Demone, Lunenburg, Nova Scotia, Canada Former Chair of High Liner Foods, the leading North American processor and marketer of value-added frozen seafood. Mr. Demone was President of High Liner Foods since 1989 and its President and Chief Executive Officer from 1992 to May 2015. He was interim Chief Executive Officer of High Liner Foods from August 2017 until April 2018. Former Director of Saputo Inc. from June 2012 to September 2024.	2014	Chair of MRCC and Member of NCGC
Paula Y. Gold-Williams, San Antonio, Texas, U.S. Former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Currently serves as the Co-Chair of the Keystone Policy Center. Energy Pillar Co-Chair of Dentons’ Global Smart Cities & Communities Initiatives and Think Tank. A Director of ReNew Energy Global Plc, a renewable energy company based in India. Member of the Nasdaq’s Center for Board Excellence.	2022	Member of AC and HSEC
Kent M. Harvey, New York, New York, U.S. Former Chief Financial Officer for PG&E Corporation, an energy-based holding company, and the parent of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States.	2017	Chair of AC and Member of HSEC

B. Lynn Loewen, FCPA, FCA, Montreal, Quebec, Canada

Member of the Board of Directors of National Bank of Canada, a Canadian Chartered Bank, Chair of its Audit Committee and member of its Risk Management and Technology Committees. Member of the Board of Directors of Kinaxis Inc., a Canadian company that has been revolutionizing supply chain management for more than three decades. She is a Member of Kinaxis’ Audit Committee. Chancellor of Mount Allison University, Chair of its Nominating and Governance Committee and a member of the Executive Committee since 2018. She is the former President of Minogue Medical Inc., a Canadian supplier of innovative medical technologies, supplies and equipment Former member of the Board of Directors of Gildan Activewear Inc. a Canadian apparel manufacture, from April 2024 to May 2024 and former member of the Board of Directors of Xplore Inc., a Canadian broadband service provider, and a member of its Audit Committee from 2021 to 2023.

	2013	Member of AC, HSEC and RSC
Brian J. Porter, Toronto, Ontario, Canada Former President and CEO of The Bank of Nova Scotia, operating as Scotiabank, a global bank operating in Canada and the Americas, from November 2013 until his	2024(6)	Member of AC and RSC

Emera Incorporated – 2024 Annual Information Form	34

Name, Residence, Principal Occupations During the Past Five Years	Director Since (2)	Committees (3)

retirement in January 2023. Chair of the Board of Governors of Huron University College at Western University, Chair of the Building Ontario Fund and Chair of the Atlantic Salmon Federation (Canada). Director of Fairfax Financial Holdings Ltd. Previously served as Chair of the University Health Network Board of Trustees.

Ian E. Robertson, Oakville, Ontario, Canada A principal of the Northern Genesis Capital Group, an investment group focused on identifying and investing in energy transition businesses. Former CEO of Algonquin Power & Utilities Corp. (Algonquin Power). Former member of the Board of Directors of Northern Genesis Acquisition Corp., Northern Genesis Acquisition Corp. II and Northern Genesis Acquisition Corp. III. Former Director of Embark Technology, Inc., an autonomous vehicle company, Largo Resources Ltd., Algonquin Power and Atlantica Sustainable Infrastructure plc.	2022	Member of AC and RSC
Karen H. Sheriff, Picton, Ontario, Canada Ms. Sheriff is past President and CEO of Q9 Networks Inc., and prior to that, President and CEO of Bell Aliant, Inc., from 2008 to 2014. She held senior leadership positions for more than nine years with BCE Inc. and currently serves on the BCE Inc. Board of Directors. She is a former member of the Board of Directors of CPP Investments and WestJet Airlines Ltd.	2021	Chair of NCGC and Member of MRCC and RSC
Jochen E. Tilk, Toronto, Ontario, Canada Former Executive Chair of Nutrien Ltd., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. Former President and Chief Executive Officer of Potash Corporation of Saskatchewan. Mr. Tilk is Chair of the Board of AngloGold Ashanti Limited, a publicly listed international gold mining company, based in London, U.K. He is also Chair of the Princess Margaret Cancer Foundation, a not-for-profit organization.	2018	Chair of RSC and Member of MRCC and NCGC

Carla M. Tully, Arlington, Virginia, U.S.

Former Chief Executive Officer and Co-Founder of Earthrise Energy, PBC, an energy transition company. Currently, serves on the boards of the Nikola Corporation, Pattern Energy and the Citizens for Responsible Energy Solutions Forum. She is also a Senior Advisor for the Canadian Pension Plan Investment Board (CPPIB) and an advisor to several energy transition startups.

	2024(7)	Member of NCGC and AC

(1)	It was announced by the Company on November 14, 2024 that Karen Sheriff would succeed Jackie Sheppard as next chair of Board of Directors, effective February 21, 2025.
(2)	Denotes the year the individual became a Director of Emera. Directors are elected for a one year term which expires at the termination of Emera’s annual general meeting.
(3)

Board Committees as of December 31, 2024: Audit Committee (AC), Health, Safety and Environment Committee (HSEC), Management Resources and Compensation Committee (MRCC), Nominating and Corporate Governance Committee (NCGC), and Risk and Sustainability Committee (RSC).

(4)	Ms. Sheppard is not a member of any committee but attends all committee meetings as Chair of the Board.
(5)	Mr. Balfour is not a member of any committee as he is the President and Chief Executive Officer of the Company but attends all committee meetings.
(6)	Effective March 6, 2024, Brian J. Porter became a Director of Emera.
(7)	Effective June 26, 2024, Carla M. Tully became a Director of Emera.

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Officers

The Officers of Emera as at December 31, 2024 were as follows:

Name and Residence	Principal Occupations During the Past Five Years
Scott C. Balfour President and Chief Executive Officer Halifax, Nova Scotia, Canada	A Director and President and Chief Executive Officer of Emera since March 2018. (1)
Gregory W. Blunden, FCPA Chief Financial Officer Halifax, Nova Scotia, Canada	Chief Financial Officer of Emera since March 2016.
Archibald Collins President and Chief Executive Officer, Tampa Electric Company (2) Tampa, Florida, U.S.

President and CEO of Tampa Electric since May 2021. Prior to this, has served as President and Chief Operating Officer of Emera Caribbean, President and CEO of Grand Bahama Power, Executive Vice President Commercial Operations with Emera Energy, and Chief Operating Officer of Tampa Electric.

Karen E. Hutt Executive Vice-President, Business Development and Strategy Halifax, Nova Scotia, Canada	Executive Vice-President, Business Development and Strategy of Emera since October 2019. Previously, President and Chief Executive Officer of NSPI since August 2016.
R. Michael Roberts Chief Human Resources Officer Halifax, Nova Scotia, Canada	Chief Human Resources Officer of Emera and NSPI since December 2014. Director of EBPC since March 2024.
Daniel P. Muldoon Executive Vice-President Project Development and Operations Support Halifax, Nova Scotia, Canada

Executive Vice-President Project Development and Operations Support of Emera. Chair of the Boards of EBPC, Emera Technologies LLC and NMGC and Block Energy, LLC. Former Director of Emera Maine from August 2013 until March 2020. Director of TEC and NSPML. Formerly Executive Vice-President, Major Renewables and Alternative Energy since May 2014.

Michael R. Barrett Executive Vice-President and General Counsel Halifax, Nova Scotia, Canada

Executive Vice-President and General Counsel of Emera since July 2022. Prior to this, General Counsel of Emera since November 2017. Prior to joining Emera, Senior Partner and head of the power and climate change practice groups at Bennett Jones LLP in Toronto.

Brian C. Curry Corporate Secretary Halifax, Nova Scotia, Canada

Corporate Secretary of Emera since November 2023 and prior to that Associate Corporate Secretary, Emera. Former Senior Director Regulatory and Corporate Secretary, NSPI from February 2021 to February 2023, Senior Regulatory Counsel and Corporate Secretary, NSPI from January 2020 to February 2021 and Regulatory Counsel from January 2015 to January 2020.

(1)	Mr. Balfour’s principal occupations during the past five years are described above in the Directors table.

(2)

Mr. Collins is included in Emera’s list of Officers in his capacity as the President and CEO of Tampa Electric Company, which comprises the Florida Electric Utility segment, a principal business unit of Emera.

As at December 31, 2024, the Directors and Officers, in total, beneficially owned or controlled, directly or indirectly, 239,479 common shares or less than 1 per cent of the issued and outstanding common shares of Emera.

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AUDIT COMMITTEE

The Audit Committee of Emera is composed of the following six members, all of whom are independent Directors: Kent M. Harvey (Chair), Paula Gold-Williams, B. Lynn Loewen, Brian J. Porter, Ian E. Robertson and Carla M. Tully. The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s Charter, a copy of which is attached as Appendix “D” to this AIF.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the Audit Committee has been determined by the Board to be “financially literate” as such term is defined under Canadian securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

Kent M. Harvey, Committee Chair

Former Chief Financial Officer for PG&E Corporation, an energy-based holding company headquartered in San Francisco. PG&E Corporation is the parent company of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States. In over 33 years with PG&E Corporation, Mr. Harvey held progressively senior roles before he retired in 2016, including Senior Vice President and Chief Financial Officer 2009 to 2015, Senior Vice President, Chief Risk and Audit Officer 2005 to 2009. He was Senior Vice President, Chief Financial Officer and Treasurer with Pacific Gas and Electric Company, a subsidiary of PG&E Corporation, from 2000 to 2005. He holds a Bachelor’s degree in Economics and a Master’s degree in Engineering, both from Stanford University.

Paula Y. Gold-Williams

She is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Ms. Gold-Williams served in positions of increasing responsibility at CPS Energy before becoming CEO in 2015. She held multiple other positions during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer. She was Co-Chair of the Keystone Policy Center, having been a member of both the Policy Center and its Energy Board since 2016. She serves as an Energy Pillar Co-Chair of Dentons’ Global Smart Cities & Communities Initiatives and Think Tank. She is also a member of the board of directors of ReNew Energy Global Plc, a renewable energy company based in India. She is also a member of the Nasdaq’s Center for Board Excellence, a community of like-minded board members, leaders, and innovators committed to advancing corporate governance best practices and effectiveness. Previously, Ms. Gold-Williams held other board positions, including serving on the United States’ Secretary of Energy’s Advisory Board; being a First Vice Chair of the Electric Power Resource Institute (EPRI); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past-Chair of the San Antonio Chamber of Commerce. She holds an Associate Degree in Fine Arts from San Antonio College and a BBA in accounting from St. Mary’s University. She earned a Finance and Accounting MBA from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

B. Lynn Loewen, FCPA, FCA

Former President of Minogue Medical Inc., a Canadian supplier of innovative medical technologies, supplies and equipment. From 2008 to 2011, President of Expertech Network Installation Inc., a Canadian network infrastructure service provider. Ms. Loewen also held key positions with Bell Canada Enterprises, as Vice President of Finance Operations from 2005 to 2008, and as Vice President of Financial Controls from 2003 to 2005. Earlier in her career, she was with Air Canada Jazz where she held positions of increasing responsibility, including Chief Financial Officer and Vice President of Corporate Services. Ms. Loewen is a member of the Board of Directors of National Bank of Canada, serving as Chair of the Audit Committee and as a member of the Risk Management and Technology Committees. She is also a member of the Board of Directors of Kinaxis Inc., a Canadian company that has been revolutionizing supply chain management for more than three decades. She serves on Kinaxis’ Audit Committee. Chancellor of Mount

Emera Incorporated – 2024 Annual Information Form	37

Allison University, Chair of its Nominating and Governance Committee and a member of its Executive Committee since 2018. A member of its Board of Regents from 1998 to 2008, serving as Chair from 2007–2008. Ms. Loewen was a member of the Board of Directors of Gildan Activewear Inc., a Canadian apparel manufacturer from April 2024 to May 2024. She was a member of the Board of Directors of Xplore Inc., a Canadian broadband service provider, and a member of its Audit Committee from 2021 to 2023. She is also a former member of the Public Sector Pension Investment Board from 2001 to 2007, where she served on the Audit and Conflicts Committee from 2003 to 2007 and as Audit and Conflicts Committee Chair from 2006 to 2007. She was also Chair of its Governance Committee from 2003 to 2006. She holds a Bachelor of Commerce from Mount Allison University. Fellow of the Chartered Professional Accountants and has received the Directors Designation from the Institute of Corporate Directors.

Brian J. Porter

He joined the Emera Board on March 6, 2024. Mr. Porter was the President and CEO of The Bank of Nova Scotia, operating as Scotiabank, a global bank operating in Canada and the Americas, from November 2013 until his retirement in January 2023. Mr. Porter is Chair of the Board of Governors of Huron University College, Chair of the Building Ontario Fund and Chair of the Atlantic Salmon Federation (Canada). He is a Director of Fairfax Financial Holdings Ltd. He previously served as Chair of the University Health Network Board of Trustees. Mr. Porter received a Bachelor of Commerce from Dalhousie University, and was awarded an Honorary Doctor of Laws from Dalhousie University in 2008 and from Ryerson University in 2018. He is a graduate of the Advanced Management Program of the Harvard Business School. Mr. Porter has extensive experience in banking and capital markets and led one of Canada’s largest chartered banks through a period of significant growth and expansion.

Ian E. Robertson

He is a principal of the Northern Genesis Capital Group, an investment group focused on identifying and investing in energy transition businesses. Former CEO of Algonquin Power & Utilities Corp. (Algonquin Power), a publicly traded, diversified international generation, transmission, and distribution utility. Founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 and predecessor organization to Algonquin Power. Over 30 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. Former Member of the Board of Directors of Northern Genesis Acquisition Corp., Northern Genesis Acquisition Corp. II and Northern Genesis Acquisition Corp. III and a former Director of Embark Technology, Inc., an autonomous vehicle company, Largo Resources Ltd., and Algonquin Power and Atlantica Sustainable Infrastructure plc. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo. He earned a Master of Business Administration degree from York University’s Schulich School of Business. He holds a Chartered Financial Analyst designation, as well as a global professional Master of Laws degree from the University of Toronto. He received a Chartered Director designation from the Directors College of McMaster University. Mr. Robertson is a former member of the board of directors of the American Gas Association.

Carla M. Tully

She joined the Emera Board of Directors in June 2024. She is the former Chief Executive Officer and Co-Founder of Earthrise Energy, PBC, an energy transition company she co-developed from concept and grew to a successful 1.7 gigawatts (GW) independent power producer, with an additional 2.0 GW of renewable energy under development. She previously served as Executive Vice President and Managing Director of Renewable Energy at MAP Energy, a $2.4 billion energy investment firm where she scaled the company’s renewable energy development business and raised its first all-renewable energy fund. At The AES Corporation, a global Fortune 500 utility and energy generation company, Ms. Tully held key senior leadership roles, including President of AES UK and Ireland. Currently, Ms. Tully serves on the boards of the Nikola Corporation, Pattern Energy and the Citizens for Responsible Energy Solutions Forum. She is also a Senior Advisor for the Canadian Pension Plan Investment Board (CPPIB) and an advisor to several energy transition startups. She holds a Master of Business Administration from Columbia Business School,

Emera Incorporated – 2024 Annual Information Form	38

a Master of Arts in Law and Diplomacy from the Fletcher School at Tufts University, and a bachelor’s degree in international relations and economics from the University of Southern California.

Audit and Non-Audit Services Pre-Approval Process

The Audit Committee is responsible for the oversight of the work of the external auditors. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the external auditors in order to assure that they do not impair the external auditors’ independence from the Company. Accordingly, the Audit Committee has adopted an Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditors may be pre-approved.

Unless a type of service has received the pre-approval of the Audit Committee, it will require specific approval by the Audit Committee if it is to be provided by the external auditors. Any proposed services exceeding the pre-approved cost levels will also require specific approval by the Audit Committee.

Auditors’ Fees

The aggregate fees billed by Ernst & Young LLP, the Company’s external auditors, during the fiscal years ended December 31, 2024 and 2023 respectively, were as follows:

Service Fee	2024 ($)	2023 ($)
Audit Fees	$5,689,398	$3,910,266
Audit-Related Fees (1)	240,080	174,410
Tax Fees (2)	323,252	39,450
All Other Fees	-	75,000
Total	$6,252,730	$4,199,126

(1)	Audit-related fees for Emera relate to fees associated with agreed upon procedures over rate-case filings and the audit of pension plans.
(2)	Tax fees for Emera relate to tax compliance services and general tax consulting advice on various matters.

CERTAIN PROCEEDINGS

To the knowledge of Emera, none of the Directors or Officers of the Company:

(1)	are, as at the date of this AIF, or have been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an Order that was issued while the Director or Officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the Director or Officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer;

(2)

with the exception of Ms. Tully as set forth below, are, as at the date of this AIF, or have been within ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(3)	have, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any

Emera Incorporated – 2024 Annual Information Form	39

proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee; or

(4)

have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory body or has entered in a settlement agreement with a securities regulatory body, or is subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

As of the date of this AIF, Carla M. Tully is a director of Nikola Corporation (“Nikola”). On February 19, 2025, Nikola announced that it and certain of its subsidiaries had filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware and that Nikola had also filed a motion seeking authorization to pursue an auction and sale process under Section 363 of the U.S. Bankruptcy Code.

CONFLICTS OF INTEREST

There are no existing or potential material conflicts of interest between Emera or any of its subsidiaries and any Director or Officer of Emera or any of its subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of Emera, there are no legal proceedings that individually or together could potentially involve claims against Emera or its subsidiaries for damages totaling 10 per cent or more of the current assets of Emera, exclusive of interest and costs.

During Emera’s most recently completed financial year, there have been no (a) penalties or sanctions imposed against Emera by a court relating to securities legislation or by a securities regulatory authority, (b) other penalties or sanctions imposed by a court or regulatory body against Emera that would likely be considered important to a reasonable investor in making an investment decision, and (c) settlement agreements entered into by Emera before a court relating to securities legislation or with a securities regulatory authority.

NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the following persons or companies, namely (a) a Director or Officer of Emera, (b) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 per cent of any class or series of Emera’s outstanding voting securities, or (c) an associate or affiliate of any person or company named in (a) or (b), had a material interest in any transaction involving Emera within Emera’s last three completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Emera.

MATERIAL CONTRACTS

Emera did not enter into any material contracts outside the ordinary course of business during the year ended December 31, 2024, nor has it entered into any material contracts outside the ordinary course of business prior to the year ended December 31, 2024 that are still in effect as at the date of this AIF.

TRANSFER AGENT AND REGISTRAR

TSX Trust Company acts as Emera’s transfer agent and registrar for Emera’s common shares and first preferred shares. Registers for the registration and transfer of these securities of Emera are kept at TSX Trust Company’s principal offices in Halifax, Montreal and Toronto.

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EXPERTS

Ernst & Young LLP are the external auditors of Emera. Ernst & Young LLP report that they are independent in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Nova Scotia and are in compliance with Rule 3520 of the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to Emera may be found under Emera’s profile on SEDAR+ at www.sedarplus.ca or upon request to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, N.S., B3J 2W5, telephone (902) 428-6096 or fax (902) 428-6171. Additional information, including Directors’ and Officers’ remuneration and indebtedness, principal holders of Emera’s securities and securities authorized for issuance under equity compensation plans, is contained in Emera’s information circular for the most recent annual meeting of Emera’s common shareholders. Additional financial information is provided in Emera’s Audited Financial Statements and MD&A.

At any time, Emera will provide to any person upon request to the Corporate Secretary, a copy of the Emera Code of Conduct. Alternatively, a copy of the Emera Code of Conduct is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca and on its corporate website at www.emera.com.

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APPENDIX “A” - Definitions of Certain Terms

For convenience, certain terms used throughout this AIF shall have the following meanings:

“adjusted net income” has the meaning ascribed to it in the “Non-GAAP Financial Measures and Ratios” section of the MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca;

“AFUDC” means allowance for funds used during construction and represents the cost of financing regulated construction projects and is capitalized to the cost of property, plant and equipment, where permitted by the regulator;

“AIF” or “Annual Information Form” means this 2024 Annual Information Form of Emera;

“Atlantic Canada” means the region of Canada consisting of the Provinces of New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island;

“ATM Program” means an at-the-market distribution program allowing Emera to issue common shares from treasury at the prevailing market price.

“Audited Financial Statements” means the audited consolidated financial statements of Emera as at and for the years ended December 31, 2024 and December 31, 2023, together with the auditors’ report thereon, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca;

“Bahamas DRs” means the DRs listed on BISX;

“Barbados DRs” means the DRs listed on the BSE;

“BBD” means Barbadian dollars;

“BISX” means The Bahamas International Securities Exchange;

“Bear Swamp” means Bear Swamp Power Company, LLC, a 633 MW pumped storage hydroelectric company incorporated under the laws of the State of Delaware in which Emera indirectly holds a 50 per cent interest;

“Block Energy” means Block Energy LLC, formerly Emera Technologies LLC, a wholly-owned subsidiary of Emera existing under the laws of the State of Florida.

“BLPC” means Barbados Light & Power Company Limited, a vertically integrated electric utility company incorporated under the laws of Barbados and a wholly-owned, direct subsidiary of ECI;

“Board” means the Board of Directors of Emera;

“Brooklyn Energy” means Brooklyn Power Corporation, a 30 MW biomass co-generation company incorporated under the laws of the Province of Nova Scotia and a wholly-owned direct subsidiary of Emera;

“Brunswick Pipeline” means the pipeline delivering re-gasified natural gas from the Saint John LNG gas terminal near Saint John, New Brunswick to markets in the Northeastern United States, which is owned directly by EBPC;

“BSD” means Bahamian dollars;

“BSE” means the Barbados Stock Exchange;

“CAD” means Canadian dollars;

“CAIR” means the Clean Air Interstate Rule;

“CER” or “Canada Energy Regulator”, the independent regulator of EBPC.

“COMFIT” means the Nova Scotia Community Feed in Tariff program which is offered by the Province of Nova Scotia and enables community organizations to be involved in renewable electricity generation;

“Company” means Emera;

“Consolidated Balance Sheets” means the consolidated balance sheets contained within the Audited Financial Statements;

“Directors” mean the directors of Emera and “Director” means any one of them;

“Dividend Reinvestment Plan” or “DRIP” means the Company’s Common Shareholders’ Dividend Reinvestment and Share Purchase Plan;

“DR” means a depositary receipt representing common shares of Emera;

“EBPC” or “Emera Brunswick Pipeline Company” means Emera Brunswick Pipeline Company Ltd., a company incorporated under the federal laws of Canada and a wholly-owned, indirect subsidiary of Emera;

“ECI” means Emera (Caribbean) Incorporated, a company incorporated under the laws of Barbados and an indirect subsidiary of Emera and the parent company of BLPC and GBPC;

“ECRC” means the environmental cost recovery clause;

Emera Incorporated – 2024 Annual Information Form	42

“EfficiencyOne” mean a federally incorporated not-for-profit third-party entity that currently holds the franchise for the provision of energy efficiency and conservation in the Province, which is deemed to be a utility under the Public Utilities Act and regulated by the UARB.

“EIFEL” means excessive interest and financing expenses limitation;

“Electricity Act” means the Electricity Act, 2004, c. 25, s. 1. (Nova Scotia);

“Emera” means Emera Incorporated, a public company incorporated under the laws of the Province of Nova Scotia and traded on the TSX under the symbol “EMA”;

“Emera Energy” means the businesses of Emera Energy Services, Brooklyn Energy and Bear Swamp;

“Emera Energy LP” means a wholly-owned subsidiary of Emera formed under the laws of the Province of Nova Scotia;

“Emera Energy Services” or “EES” means Emera Energy LP and Emera Energy Services, Inc., a natural gas and electricity marketing and trading company and a wholly-owned, indirect subsidiary of Emera incorporated under the laws of the State of Delaware, which together form a natural gas and electricity marketing and trading business;

“Emera US Finance LP” means a wholly owned indirect financing limited partnership of Emera, formed under the laws of the State of Delaware;

“EPA” means the U.S. Environmental Protection Agency;

“EUSHI Finance, Inc.” means a wholly owned indirect financing subsidiary of Emera, incorporated under the laws of the State of Delaware;

“Fair Trading Commission, Barbados” or “FTC” means the regulator of BLPC;

“FAM” means the fuel adjustment mechanism established by the UARB;

“FCM” means forward capacity market;

“FERC” means the United States Federal Energy Regulatory Commission;

“Fitch” means the credit rating agency Fitch Ratings Inc;

“First Preferred Shares” means each series of Emera’s authorized first preferred shares, namely its Series 2016-A Conversion, First Preferred Shares, Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series D First Preferred Shares, Series E First

Preferred Shares, Series F First Preferred Shares, Series G First Preferred Shares Series H First Preferred Shares, Series I First Preferred Shares Series J First Preferred Shares and Series L First Preferred Shares;

“FPSC” means the Florida Public Service Commission, the regulator of Tampa Electric and PGS;

“GBPA” means The Grand Bahama Port Authority, the regulator of GBPC;

“GBPC” or “Grand Bahama Power Company” means Grand Bahama Power Company Limited, a vertically integrated electric utility company incorporated under the laws of the Commonwealth of The Bahamas and an indirect subsidiary of ECI;

“Government of Canada Bond Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Bond Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100 per cent of its principal amount on such date with a term to maturity of five years;

“Government of Canada T-Bill Rate” means, for any quarterly floating rate period, the average yield expressed as a percentage per annum on three month Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable floating rate calculation date;

“GHG” means greenhouse gas;

“GWh” means the amount of electricity measured in gigawatt hours;

“Hybrid Notes” means the $1.2 billion USD unsecured, fixed-to-floating subordinated notes of Emera due 2076;

“IFRS” means International Financial Reporting Standards;

“IMP” means integrity management programs;

“IPPs” means independent power producers;

“km” means kilometre(s);

Emera Incorporated – 2024 Annual Information Form	43

“Labrador-Island Transmission Link Project” or “LIL” means an electricity transmission project in Newfoundland and Labrador developed by NLH (formerly, Nalcor Energy), which enables the transmission of the Muskrat Falls energy between Labrador and the island of Newfoundland;

“LNG” means liquefied natural gas;

“Lucelec” means St. Lucia Electricity Services Limited, a company incorporated under the laws of St. Lucia in which Emera holds an indirect 19.5 per cent interest through ECI;

“M&NP” means the Maritimes & Northeast Pipeline, a pipeline that transports natural gas between the Maritime Provinces and New England, in which Emera holds an indirect 12.9 per cent interest;

“Maritime Link” means the transmission project which includes two 170-km sub-sea cables between the island of Newfoundland and the Province of Nova Scotia, developed by NSP Maritime Link Inc.;

“Maritime Provinces” means the region of Canada consisting of the Provinces of Nova Scotia, New Brunswick and Prince Edward Island;

“MD&A” means Emera’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2024, a copy of which is available electronically under Emera’s profile on SEDAR+ at www.sedarplus.ca;

“Moody’s” means the credit rating agency Moody’s Investor Services, Inc. a subsidiary of Moody’s Corporation;

“MW” means the amount of power measured in megawatts;

“NB Power” means New Brunswick Power Corporation, a provincial Crown corporation formed under the laws of the Province of New Brunswick, responsible for the generation, transmission and distribution of electricity in the Province of New Brunswick;

“NERC” means North American Electric Reliability Corporation;

“New England” means the region of the United States consisting of the States of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont;

“NLH” means Newfoundland and Labrador Hydro, a company that is incorporated under a special act of the Legislature of the Province of Newfoundland and Labrador as a Crown corporation, and formerly Nalcor Energy;

“NMGC” means New Mexico Gas Company, Inc., a regulated gas distribution utility incorporated under the laws of Delaware and serving customers across New Mexico;

“NMPRC” means the New Mexico Public Regulation Commission, the regulator of NMGC;

“NPCC” means Northeast Power Coordinating Council, Inc.;

“Northeastern United States” means the region of the United States consisting of New England and the States of New Jersey, New York and Pennsylvania;

“NS Block” means the electricity transmitted through the Maritime Link from the Muskrat Falls hydroelectric project;

“NSEB” means Nova Scotia Energy Board;

“NSP Maritime Link Inc.” or “NSPML” means NSP Maritime Link Incorporated, a wholly-owned indirect subsidiary of Emera, incorporated under the laws of the Province of Newfoundland and Labrador, that developed the Maritime Link;

“NSPI” or “Nova Scotia Power” means Nova Scotia Power Incorporated, a vertically integrated electric utility incorporated under the laws of the Province of Nova Scotia and a wholly-owned direct and indirect subsidiary of Emera;

“Officers” mean the executive officers of Emera and “Officer” means any one of them;

“O&M expenses” means operations and maintenance expenses;

“OM&G” means operating, maintenance and general;

“OBPS” means output-based pricing system;

“Order” means a cease trade order, an order similar to a cease trade order or an order that denies a company access to any exemption under securities legislation that is in effect for a period of more than 30 consecutive days;

“PGS” or “Peoples Gas System” means Peoples Gas System, Inc., formerly the Peoples Gas System Division of TEC, operating as a regulated gas distribution utility serving customers across Florida, and a wholly-owned indirect subsidiary of Emera existing under the laws of the State of Florida;

“PP&E” means property, plant and equipment;

“Privatization Act” means the Nova Scotia Power Privatization Act, S.N.S., 1992, c.8 - and all amendments thereto;

“Province” means the Province of Nova Scotia, Canada and includes, when the context requires, the

Emera Incorporated – 2024 Annual Information Form	44

provincial government of Nova Scotia, and “provincial” refers to Nova Scotia;

“Public Utilities Act” means the Public Utilities Act (Nova Scotia);

“Rating Agencies” means collectively Fitch, Moody’s and S&P, and “Rating Agency” means any one of the Rating Agencies;

“RENAC” means Repsol Energy North America Canada Partnership;

“Reorganization Act” means the Nova Scotia Power Reorganization (1998) Act, S.N.S., 1998, c.19 - and all amendments thereto;

“Repsol” means Repsol S.A, the parent company of RENAC;

“RER” means the Nova Scotia Renewable Electricity Regulations;

“ROE” means return on equity;

“S&P” means the credit rating agency S&P Global Ratings, a division of S&P Global Inc.;

“SeaCoast” means SeaCoast Gas Transmission, LLC, a company incorporated under the laws of the State of Delaware and a wholly-owned indirect subsidiary of Emera;

“Securities Act” means the United States Securities Act of 1933, as amended;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval+ of the Canadian Securities Administrators, at www.sedarplus.ca;

“Series 2016-A Conversion, First Preferred Shares” means the cumulative preferential first preferred shares, Series 2016-A of Emera;

“Series A First Preferred Shares” means the cumulative 5-year rate reset first preferred shares, Series A of Emera;

“Series B First Preferred Shares” means the cumulative floating rate first preferred shares, Series B of Emera;

“Series C First Preferred Shares” means the cumulative rate reset first preferred shares, Series C of Emera;

“Series D First Preferred Shares” means the cumulative floating rate first preferred shares, Series D of Emera;

“Series E First Preferred Shares” means the cumulative redeemable first preferred shares, Series E of Emera;

“Series F First Preferred Shares” means the cumulative rate reset first preferred shares, Series F of Emera;

“Series G First Preferred Shares” means the cumulative floating rate first preferred shares, Series G of Emera;

“Series H First Preferred Shares” means the cumulative minimum rate reset first preferred shares, Series H of Emera;

“Series I First Preferred Shares” means the cumulative floating rate first preferred shares, Series I of Emera;

“Series J First Preferred Shares” means the cumulative minimum rate reset first preferred shares, Series J of Emera;

“Series K First Preferred Shares” means the cumulative floating rate first preferred shares, Series K of Emera;

“Series L First Preferred Shares” means the cumulative redeemable first preferred shares, Series L of Emera;

“SO2” means sulphur dioxide;

“SoBRA” means solar base rate adjustment;

“Subordinated Notes” means the $500 million USD 7.625% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054;

“TEC” means Tampa Electric Company, an integrated regulated electric utility, serving customers in West Central Florida, a wholly-owned indirect subsidiary of Emera, incorporated under the laws of the State of Florida;

“TSX” means The Toronto Stock Exchange;

“UARB” means the Nova Scotia Utility and Review Board, the independent regulator of NSPI;

“USD” means U.S. dollars; and

“USGAAP” means the accounting principles which are recognized as being generally accepted and which are in effect from time to time in the U.S. as codified by the Financial Accounting Standards Board, or any successor institute.

Emera Incorporated – 2024 Annual Information Form	45

APPENDIX “B” – Summary of Terms and Conditions of Authorized Series of First

Preferred Shares

As of December 31, 2024, the following series of First Preferred Shares have been authorized:

Series A, B, C, D, E, F, G, H, I, J, K and L First Preferred Shares

Holders of the First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except: (i) where entitled by law; (ii) for meetings of the holders of first preferred shares as a class and holders of First Preferred Shares as a series; and (iii) in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the First Preferred Shares.

In any instance where the holders of First Preferred Shares are entitled to vote, each holder shall have one vote for each Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

Holders of Series A, C, F, H and J First Preferred Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board, to be reset periodically on established dates to an annualized rate equal to the sum of the then five-year Government of Canada Bond Yield, calculated at the start of the applicable five-year period, and a spread as set forth in the table below (subject, (i) in the case of the Series H preferred shares, to a fixed minimum reset of 4.90 per cent and (ii) in the case of the Series J preferred shares, to a fixed minimum reset of 4.25 per cent). Holders of the Series A, C, F, H and J First Preferred Shares have the right to convert their shares into an equal number of Series B, D, G, I and K First Preferred Shares, respectively, subject to certain conditions, on such conversion dates as set forth in the table below.

Holders of Series B, D, G, I and K First Preferred Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board. The dividends are payable quarterly, in the amount per share determined by multiplying the applicable quarterly floating dividend rate, which is the sum of the three-month Government of Canada T-Bill Rate , recalculated quarterly, on the applicable reset date plus a spread as set forth in the table below.

The Series A, C, F, H and J First Preferred Shares are redeemable by Emera, in whole or in part under certain circumstances by the payment of cash on the dates set forth in the table below at a price of $25.00 per share plus any accrued and unpaid dividends.

The Series B, D, G, I and K First Preferred Shares are redeemable by Emera, in whole or in part under certain circumstances after their respective initial redemption dates by payment in cash as set forth in the table below at a price equal to (i) $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions as set out in the table below or (ii) $25.50 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on any other date.

Subject to certain conditions including the right of Emera to redeem, holders of the Series A, C, F, H and J First Preferred Shares, have the right to convert any or all of their Series A, C, F, H and J First Preferred Shares into an equal number of Series B, D, G, I and K First Preferred Shares, respectively. In addition, the Series A, C, F, H and J First Preferred Shares may be automatically converted by Emera into Series B, D, G, I and K First Preferred Shares, respectively if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series A, C, F, H and J First Preferred Shares outstanding, respectively.

Subject to automatic conversion conditions including the right of Emera to redeem the Series B, D, G, I and K First Preferred Shares, the holders of Series B, D, G, I and K First Preferred Shares have the right to convert any or all of their Series B, D, G, I and K First Preferred Shares into an equal number of Series A, C, F, H and J First Preferred Shares respectively. In addition, Series B, D, G, I and K First Preferred Shares may be automatically converted by Emera into Series A, C, F, H and J First Preferred Shares, respectively

Emera Incorporated – 2024 Annual Information Form	46

if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series B, D, G, I and K First Preferred Shares outstanding.

Holders of Series E First Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends as and when declared by the Board in the amount of $1.125 per share per annum in perpetuity, subject to certain redemption rights. The Series E First Preferred Shares were not redeemable by the Company prior to August 18, 2018. The Series E First Preferred Shares are redeemable on or after August 18, 2018 by Emera in whole or in part, at the Company’s option without the consent of the holder, by the payment of: $26.00 per share if redeemed before August 15, 2019; $25.75 per share if redeemed on or after August 15, 2019 but before August 15, 2020; $25.50 per share if redeemed on or after August 15, 2020 but before August 15, 2021; $25.25 per share if redeemed on or after August 15, 2021 but before August 15, 2022; and $25.00 per share if redeemed on or after August 15, 2022; together, in each case, with all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Holders of Series L First Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends as and when declared by the Board in the amount of $1.150 per share per annum in perpetuity, subject to certain redemption rights. The Series L First Preferred Shares are not redeemable by the Company prior to November 15, 2026. The Series L First Preferred Shares are redeemable on or after November 15, 2026 by Emera in whole or in part, at the Company’s option without the consent of the holder, by the payment of: $26.00 per share if redeemed before November 15, 2027; $25.75 per share if redeemed on or after November 15, 2027 but before November 15, 2028; $25.50 per share if redeemed on or after November 15, 2028 but before November 15, 2029; $25.25 per share if redeemed on or after November 15, 2029 but before November 15, 2030; and $25.00 per share if redeemed on or after November 15, 2030; together, in each case, with all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Applicable redemption, conversion, interest and reset dates and spreads are listed in the following table:

Series of First Preferred Shares	Initial Redemption / Interest Reset Date	Subsequent Redemption / Conversion / Interest Reset Dates	Spreads

Series A	August 15, 2015	August 15, 2020 and every fifth year thereafter	1.84%

Series B	August 15, 2020	August 15, 2025 and every fifth year thereafter	1.84%

Series C	August 15, 2018	August 15, 2023 and every fifth year thereafter	2.65%

Series D	–	August 15, 2023 and every fifth year thereafter	2.65%

Series E	August 15, 2018	–	–

Series F	February 15, 2020	February 15, 2025 and every fifth year thereafter	2.63%

Series G	–	February 15, 2025 and every fifth year thereafter	2.63%

Series H	August 15, 2023	August 15, 2028 and every fifth year thereafter	2.54%

Series I	–	August 15, 2028 and every fifth year thereafter	2.54%

Series J	May 15, 2026	May 15, 2031 and every fifth year thereafter	3.28%

Series K	–	May 15, 2031 and every fifth year thereafter	3.28%

Series L	November 15, 2026	–	–

Series 2016-A Conversion, First Preferred Shares

The Series 2016-A Conversion, First Preferred Shares were authorized pursuant to the Hybrid Notes offering in June 2016. As at December 31, 2024, there were no Series 2016-A Conversion, First Preferred Shares issued and outstanding.

Holders of Series 2016-A Conversion, First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except: (i) where entitled by law; (ii) for meetings of

Emera Incorporated – 2024 Annual Information Form	47

the holders of first preferred shares as a class and holders of Series 2016-A Conversion, First Preferred Shares as a series; and (iii) in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series 2016-A Conversion, First Preferred Shares.

In any instance where the holders of Series 2016-A Conversion, First Preferred Shares are entitled to vote, each holder shall have one vote for each Series 2016-A Conversion, First Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

Holders of each series of Series 2016-A Conversion, First Preferred Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the Board, at the same rate as would have accrued on the related series of Hybrid Notes (had such Hybrid Notes remained outstanding). The Series 2016-A Conversion, First Preferred Shares do not have a fixed maturity date.

The Series 2016-A Conversion, First Preferred Shares are redeemable by Emera on June 15, 2026. After that date, Emera may redeem at any time all, or from time to time any part, of the outstanding Series 2016-A Conversion, First Preferred Shares, without the consent of the holders, by the payment of an amount in cash for each such share so redeemed of USD$1,000 per share together with an amount equal to all accrued and unpaid dividends thereon.

Emera Incorporated – 2024 Annual Information Form	48

APPENDIX “C” - MONTHLY TRADING VOLUME AND HIGH AND LOW PRICE FOR

EMERA’S SECURITIES IN 2024

	Common Shares	Depositary Receipts		Series of First Preferred Shares
		Barbados BBD (1)	Bahamas BSD (2)	A	B	C	E	F	H	J	L
December
High ($)	56.20	20.06	8.52	16.85	16.94	23.56	19.00	21.43	24.50	22.74	19.19
Low ($)	52.71	18.41	8.52	16.00	16.01	22.66	18.31	19.95	23.17	21.80	18.34
Volume	23,295,397	82	15,247	45,696	24,662	74,824	41,102	90,137	143,287	185,594	138,818
November
High ($)	53.75	20.00	9.43	16.00	16.99	23.01	18.78	20.37	23.47	22.28	18.85
Low ($)	49.46	17.57	9.43	15.26	16.55	21.87	18.01	19.28	22.55	20.65	18.58
Volume	32,478,281	54	953	101,485	51,304	169,123	35,600	205,903	387,791	56,328	60,962
October
High ($)	54.19	23.00	9.79	16.52	17.19	23.00	19.40	19.91	23.71	21.45	19.53
Low ($)	49.06	17.93	8.98	15.03	16.02	22.30	18.69	19.06	23.15	20.95	18.66
Volume	34,184,085	1,280	0	66,359	22,322	115,923	38,135	300,184	97,443	110,039	140,356
September
High ($)	53.83	23.00	9.50	15.40	17.00	22.94	19.46	19.59	23.75	21.60	19.60
Low ($)	50.64	18.56	9.50	14.95	15.25	22.04	18.95	18.93	22.81	20.95	19.05
Volume	21,527,984	32	913	92,918	28,520	143,633	28,147	31,230	148,702	65,786	82,297
August
High ($)	50.91	23.00	9.06	15.26	16.88	22.92	19.07	19.39	23.90	22.15	19.38
Low ($)	48.53	17.43	9.06	14.40	16.40	21.52	18.35	18.07	23.05	19.92	18.70
Volume	26,567,189	25	365	28,208	10,062	160,812	31,014	262,878	182,558	89,727	31,289
July
High ($)	50.56	18.31	8.55	15.75	17.75	22.43	18.60	19.39	24.01	22.80	19.00
Low ($)	44.13	16.11	8.55	15.00	16.49	21.55	17.37	18.57	23.00	20.30	17.79
Volume	29,603,191	0	1,826	20,749	35,993	169,967	62,491	147,804	243,084	133,891	73,003
June
High ($)	48.19	23.00	8.80	15.35	17.10	21.80	17.70	19.93	23.24	21.14	18.01
Low ($)	44.40	16.06	8.10	14.24	16.25	20.23	17.06	17.53	21.85	20.01	17.26
Volume	20,606,470	5	0	49,361	64,972	144,182	43,696	169,210	118,740	93,825	95,191
May
High ($)	50.69	23.00	9.29	15.50	17.40	21.77	17.84	19.80	23.30	21.49	18.10
Low ($)	46.07	16.75	8.37	14.85	16.76	21.20	16.81	18.55	21.00	20.27	17.32
Volume	28,099,615	35	0	356,028	52,925	504,710	17,355	202,799	108,480	82,250	31,871
April
High ($)	47.99	23.00	8.52	15.11	17.74	21.74	17.44	18.85	22.46	20.49	17.95
Low ($)	45.56	16.62	8.24	14.37	16.38	21.00	16.75	18.51	20.90	19.94	16.96
Volume	37,216,196	49	6,106	174,528	42,988	78,041	32,482	339,208	191,149	49,423	160,921
March
High ($)	49.14	23.00	9.12	14.60	16.44	21.55	17.65	18.89	22.27	20.32	17.98
Low ($)	47.04	17.12	8.66	14.15	16.05	20.90	16.89	18.22	21.15	19.26	17.30
Volume	16,223,256	16	0	90,523	14,951	62,190	18,200	54,278	55,243	97,184	33,448
February
High ($)	48.83	18.09	9.60	14.55	17.08	22.00	17.96	19.39	22.49	21.32	17.82
Low ($)	46.23	17.05	9.60	13.97	16.25	20.99	17.10	18.40	21.24	20.02	17.21
Volume	23,857,187	0	150	10,410	14,510	59,971	35,530	166,299	54,054	55,580	56,528
January
High ($)	51.81	23.00	9.68	15.18	17.00	22.00	17.98	19.90	22.49	21.02	17.95
Low ($)	47.41	17.63	8.85	13.49	15.00	20.25	16.79	17.09	21.40	18.00	16.95
Volume	25,400,512	235	0	220,670	45,357	108,412	40,908	319,541	119,158	92,010	124,913

(1)

The Barbados DRs trade on the BSE. During those months in 2024 when the Volume Traded was zero (0), the table above indicates the high and low trading prices of the Barbados DRs relative to those of Emera’s common shares on the TSX.

(2)

The Bahamas DRs trade on the BISX. During those months in 2024 when the Volume Traded was zero (0), the table above indicates the high and low trading prices of the Bahamas DRs relative to those of Emera’s common shares on the TSX.

Emera Incorporated – 2024 Annual Information Form	49

February 2025

APPENDIX “D” - EMERA INCORPORATED AUDIT COMMITTEE CHARTER

PART I

MANDATE AND RESPONSIBILITIES

Committee Purpose

There shall be a committee of the Board of Directors (the “Board”) of Emera Inc. (“Emera”) which shall be known as the Audit Committee (the “Committee”). The Committee shall assist the Board in discharging its oversight responsibilities concerning:

-	the quality and integrity of Emera’s financial statements;

-	the effectiveness of Emera’s internal control systems over financial reporting;

-	the internal audit and assurance process;

-	the qualifications, independence and performance of the external auditors;

-	major financial risk exposures;

-	Emera’s compliance with legal requirements and securities regulations in respect of financial statements and financial reporting; and

-	any other duties set out in this Charter or delegated to the Committee by the Board.

1.	Financial Reporting

(a)	The Committee shall be responsible for reviewing, assessing the completeness and clarity of the disclosures in, and recommending to the Board for approval:

(i)	the audited annual financial statements of Emera, all related Management’s Discussion and Analysis, and earnings press releases;

(ii)	any documents containing Emera’s audited financial statements; and,

(iii)	the quarterly financial statements, all related Management’s Discussion and Analysis, and earnings press releases.

(b)	The Board may delegate the approval of the quarterly financial statements, all related Management’s Discussion and Analysis, and earnings press releases to the Committee.

(c)	The Committee shall oversee and assess that adequate procedures are in place for the review of public disclosure of financial information.

2.	External Auditors

(a)

The Committee shall evaluate and recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review, or attest services for Emera, and the compensation of such external auditors.

(b)	Once appointed, the external auditor shall report directly to the Committee, and the Committee shall oversee the work of the external auditor concerning the preparation or

Emera Incorporated – 2024 Annual Information Form	50

issuance of the auditor’s report or the performance of other audit, review or attest services for Emera.

(c)	The Committee shall be responsible for resolving disagreements between management and the external auditor concerning financial reporting.

(d)

At least annually, the Committee shall obtain and review a report by the external auditors describing: (i) the firm’s internal quality control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more external audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the external auditors and Emera (to assess the auditors’ independence).

(e)	The Committee shall annually evaluate the auditors’, including the lead audit partner’s, qualifications, performance, professional skepticism and independence.

(f)

The Committee shall determine that the external audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under prescribed independence rules.

(g)

Every five (5) years, the Committee shall perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

(h)

The Committee will review differences that were noted or proposed by the external auditors, but that were considered immaterial or insignificant; and any “management” or “internal control” letter issued, or proposed to be issued.

3.	Non-Audit Services

(a)	The Committee shall be responsible for reviewing and pre-approving all non-audit services to be provided to Emera, or any of its subsidiaries, by the external auditor.

(b)

The Committee may establish specific policies and procedures concerning the performance of non-audit services by the external auditor so long as the requirements of applicable legislation and regulation are satisfied.

(c)

In accordance with policies and procedures established by the Committee, and applicable legislation and regulation, the Committee may delegate the pre-approval of non-audit services to a member of the Committee or a sub-committee thereof.

4.	Oversight and Monitoring of Audits

(a)

The Committee shall meet with the external auditor prior to the audit to discuss the planning and staffing of the audit, including the general approach, scope, areas subject to significant risk of material misstatement, estimated fees and other terms of engagement.

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(b)

The Committee shall discuss with the external auditor any issues that arise with Management or the internal auditors during the course of the audit and the adequacy of Management’s responses in addressing audit-related deficiencies.

(c)

The Committee shall regularly review with the external auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the external auditors’ activities or access to requested information, and Management’s response.

(d)	The Committee shall review with Management the results of internal and external audits.

(e)

The Committee shall take such other reasonable steps as it may deem necessary to oversee that the audit was conducted in a manner consistent with applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

5.	Oversight and Review of Accounting Principles and Practices

The Committee shall oversee, review and discuss with Management, the external auditor and the internal auditors:

(a)

the quality, appropriateness and acceptability of Emera’s accounting principles and practices used in its financial reporting, changes in Emera’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(b)

all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “other opinions” sought by Management from an independent auditor, other than the Company’s external auditors, with respect to the accounting treatment of a particular item, and other material written communications between the external auditors and management;

(c)	disagreements between Management and the external auditor or the internal auditors regarding the application of any accounting principles or practices;

(d)

any material change to Emera’s auditing and accounting principles and practices as recommended by Management, the external auditor or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

(e)	the effect of regulatory and accounting initiatives on Emera’s financial statements and other financial disclosures;

(f)

any reserves, accruals, provisions, estimates or Management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of Emera;

(g)

the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of Emera and their impact on the reported financial results of Emera;

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(h)

any legal matter, claim or contingency that could have a significant impact on the financial statements, Emera’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in Emera’s financial statements;

(i)	the treatment for financial reporting purposes of any significant transactions which are not a normal part of Emera’s operations.

6.	Hiring Policies

The Committee shall review and approve Emera’s hiring policy concerning partners or employees, as well as former partners and employees, of the present or former external auditors of Emera.

7.	Pension Plans

The Committee shall exercise oversight of the pension plans in accordance with the Pension Oversight Framework adopted by Emera.

8.	Oversight of Finance Matters

(a)	The Committee shall review the appointments of key financial executives involved in the financial reporting process of Emera, including the Chief Financial Officer.

(b)

The Committee may request for review, and shall receive when requested, material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments. The Committee shall review Emera’s compliance with tax and financial reporting laws and regulations.

(c)

The Committee shall meet at least annually with Management to review and discuss Emera’s major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, and credit and trading risks.

(d)

The Committee may review any investments or transactions that the Committee wishes to review, or which the internal or external auditor, or any officer of Emera, may bring to the attention of the Committee within the context of this charter.

(e)	The Committee shall review financial information of material subsidiaries of Emera and any auditor recommendations concerning such subsidiaries.

(f)

The Committee may request for review, and shall receive when requested, all related party transactions required to be disclosed pursuant to generally accepted accounting principles, and discuss with Management the business rationale for the transactions and whether appropriate disclosures have been made.

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9.	Internal Controls

The Committee shall oversee:

(a)

the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of Management, the external auditor and the internal auditors for the improvement of accounting practices and internal controls; and

(b)	management’s compliance with the Company’s processes, procedures and internal controls.

In exercising such oversight, the Committee shall review and discuss each of the foregoing with Management, the external auditor and the internal auditor.

The Committee will carry out the following specific duties:

(c)

Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(d)

Review disclosures made by Emera’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect Emera’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Emera’s internal controls.

(e)

Discuss with Emera’s Chief Legal Officer at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by Emera or any of its subsidiaries from regulators or governmental agencies.

10.	Internal Auditor

(a)

The lead internal auditor shall report directly to the Committee. The Committee shall approve the appointment, removal and replacement of the lead internal auditor. The Committee shall approve the remuneration of the lead internal auditor on appointment.

(b)

The Committee shall review and approve the internal audit plan, including activities, organizational structure, staffing, qualifications and budget, and shall review all major changes to the plan. The Committee shall review and discuss with the internal auditor the scope, progress, and results of executing the internal audit plan. The Committee shall receive reports on the status of significant findings, recommendations, and management’s responses.

(c)

The Committee shall meet periodically with the internal auditor to discuss the progress of their activities, any significant findings stemming from internal audits, any issues that arise with Management, and the adequacy of Management’s responses in addressing audit-related deficiencies.

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(d)

The Committee shall obtain from the internal auditor and review summaries of the significant reports to Management prepared by the internal auditor, and the actual reports if requested by the Committee, and Management’s responses to such reports.

(e)	The Committee shall annually receive and review a report on the Chief Executive Officers’ expense accounts.

(f)

The Committee may communicate with the internal auditor with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee.

(g)

The Committee shall, at least annually, approve the internal audit charter. The internal auditor shall confirm to the Committee annually that the function adheres to applicable professional standards. The Committee may provide feedback on the performance of the lead internal auditor as deemed necessary.

(h)

The Committee shall, at least annually, review the independence of the internal audit function and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the internal audit function.

(i)

The Committee shall review the results of an external assessment, performed every five years by a qualified independent assessor or assessment team, of the internal audit function in conformance with Global Internal Audit Standards.

11.	Complaints

The Committee shall oversee procedures relating to the receipt, retention, and treatment of complaints received concerning accounting, internal accounting controls, or auditing matters. The Committee shall also review procedures concerning the confidential, anonymous submission of concerns by Emera’s employees relating to questionable accounting or auditing matters. Without limiting the foregoing, the Committee shall receive periodic ethics updates under Emera’s Code of Conduct which relate to matters within the scope of responsibility of the Committee as defined in this Charter, and the Committee shall review the related activities within that scope under Emera’s Ethics Program, such as financial reporting, accounting and auditing, business integrity, and corporate assets and infrastructure.

12.	Other Responsibilities

The Committee shall:

(a)	Periodically review Management’s process for identifying non-compliance with legal and regulatory requirements;

(b)	Annually receive and review a report on executive officers’ compliance with the Company’s Code of Conduct;

(c)	Annually provide feedback on the performance of the Chief Financial Officer;

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(d)

Review actions taken by the Company to identify and manage risks related to the Audit Committee mandate, including Primary Enterprise Risks, which may have the potential to adversely impact the Company’s operations, strategy or reputation; and

(e)	Perform such other duties and exercise such powers as may be directed or delegated to the Committee by the Board.

13.	Limitation on Authority

Nothing articulated herein is intended to assign to the Committee the Board’s responsibility to oversee Emera’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the Directors or the members of the Committee.

PART II

COMPOSITION

14.	Composition

(a)

Emera’s Articles of Association require that the Committee shall be comprised of no less than three directors none of whom may be officers or employees of Emera nor may they be an officer or employee of any affiliate of Emera. In addition, all members of the Committee shall be independent as required by applicable legislation.

(b)

The Board shall appoint members to the Committee who are financially literate, as required by applicable legislation, which at a minimum requires that Committee members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Emera’s financial statements.

(c)

Committee members shall be appointed at the Board meeting following the election of Directors at Emera’s annual shareholders’ meeting and membership may be based upon the recommendation of the Nominating and Corporate Governance Committee.

(d)

Pursuant to Emera’s Articles of Association, the Board may appoint, remove, or replace any member of the Committee at any time, and a member of the Committee shall cease to be a member of the Committee upon ceasing to be a Director. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual meeting of shareholders after the member’s appointment to the Committee.

(e)	The Secretary of the Committee shall advise Emera’s internal and external auditors of the names of the members of the Committee promptly following their election.

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PART III

COMMITTEE PROCEDURE

15.	Meetings

(a)	Meetings of the Committee may be called by the Chair or at the request of any member. The Committee shall meet at least quarterly.

(b)	The timing and location of meetings of the Committee, and the calling of and procedure at any such meeting, shall be determined from time to time by the Committee.

(c)	Emera’s internal and external auditors shall be notified of all meetings of the Committee and shall have the right to appear before and be heard by the Committee.

(d)

Emera’s internal or external auditors may request the Chair of the Committee to consider any matters which the internal or external auditors believe should be brought to the attention of the Committee or the Board.

16.	Separate Sessions

(a)

The Committee Chair shall meet periodically with the Chief Financial Officer, the lead internal auditor and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

(b)	The Chief Financial Officer, the lead internal auditor and the external auditor shall have access to the Committee to bring forward matters requiring its attention.

(c)	The Committee shall meet periodically without Management present.

17.	Quorum

A majority of the members of the Committee present in person, by teleconferencing, or by videoconferencing, or by a combination thereof, will constitute a quorum.

18.	Chair

Pursuant to Emera’s Articles of Association, the Committee shall choose one of its members to act as Chair of the Committee, which person shall not be the Chair of Nova Scotia Power Inc.’s Audit Committee. In selecting a Committee Chair, the Committee may consider any recommendation made by the Nominating and Corporate Governance Committee.

19.	Secretary and Minutes

Pursuant to Emera’s Articles of Association, the Corporate Secretary of Emera shall act as the Secretary of the Committee. Emera’s Articles of Association require that the Minutes of the Committee be in writing and duly entered into Emera’s records, and the Minutes shall be circulated to all members of the Committee. The Secretary shall maintain all Committee records.

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20.	Board Relationships and Reporting

The Committee shall:

(a)	Review annually the Committee’s Charter;

(b)

Oversee the appropriate disclosure of the Committee’s Charter as well as other information concerning the Committee which is required to be disclosed by applicable legislation in Emera’s Annual Information Form and any other applicable disclosure documents;

(c)

Report to the Board at the next following board meeting on any meeting held by the Committee, and as required, regularly report to the Board on Committee activities, issues, and related recommendations; and

(d)	Maintain free and open communication between the Committee, the external auditors, internal auditors, and Management, and determine that all parties are aware of their responsibilities.

21.	Powers

The Committee shall:

(a)

examine and consider such other matters, and meet with such persons, in connection with the internal or external audit of Emera’s accounts, which the Committee in its discretion determines to be advisable;

(b)	have the authority to communicate directly with the internal and external auditors; and

(c)

have the right to inspect all records of Emera or its affiliates and may elect to discuss such records, or any matters relating to the financial affairs of Emera with the officers or auditors of Emera and its affiliates.

22.	Experts and Advisors

The Committee may, in consultation with the Chairman of the Board, engage and compensate any outside adviser that it determines necessary in order to carry out its duties.

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